Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in thousands of U.S. dollars - audited)

BITFARMS LTD.
TABLE OF CONTENTS

2	Page

BITFARMS LTD.
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Board of Directors of Bitfarms Ltd.

The accompanying consolidated financial statements of Bitfarms Ltd., their presentation and the information contained in the Management’s Discussion and Analysis (“MD&A”) including information determined by specialists, are the responsibility of management and have been approved the Board of Directors (the “Board”).

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). The most significant of these accounting principles are set out in Note 3 to the consolidated financial statements.

The Board is composed of a majority of independent directors who are neither Management nor employees of the Company. The Board is responsible for overseeing Management in the performance of its financial reporting responsibilities, and for approving the financial information included in the consolidated financial statements. The Board fulfills these responsibilities by reviewing the financial information prepared by Management and discussing relevant matters with Management.

The Audit Committee is composed of independent directors who are neither Management nor employees of the Company. The Audit Committee has the responsibility of meeting with Management and the Company’s independent registered public accounting firm to discuss the internal controls over financial reporting, auditing matters and financial reporting issues. The Audit Committee is also responsible for recommending the appointment of the Company’s external auditors.

The independent auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and Management to discuss their audit findings.

/s/ Ben Gagnon	/s/ Jeffrey Lucas
Chief Executive Officer (“CEO”) & Director	Chief Financial Officer (“CFO”)

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BITFARMS LTD.
MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management, under the supervision of the Company’s CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

All control systems contain inherent limitations, regardless of how well designed. As a result, Management acknowledges that its internal controls over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, Management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s ICFR, as at December 31, 2024, in accordance with the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, Management concluded that its ICFR was not effective as of December 31, 2024 due to the identification of the material weakness discussed below.

A material weakness is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based on this definition Management has concluded that the material weakness noted below existed in the Company’s ICFR.

In the fourth quarter of 2024, Management determined that the restatement of financial information presented was necessary to correct the classification of proceeds from the sales of digital assets from cash flows from operations to cash flows from investing activities. The error was corrected in the restated consolidated financial statements for the year ended December 31, 2023, filed on December 9, 2024.

Management also identified errors in the accounting for warrants that should have been classified as a financial liability and accounted for at fair value through profit and loss, and not as equity instruments. The restatement to correct the classification and subsequent accounting for those warrants impacted the consolidated financial statements of the Company for the year ended December 31, 2023, filed on December 9, 2024.

Management has determined that they did not maintain effective internal controls over the cash flow classification relating to the proceeds from the sales of digital assets. Management also determined that they did not maintain effective controls over the financial instruments that impacted the presentation, disclosure and accuracy of the accounting for complex financial instruments. Specifically, in both matters, Management did not design effective controls that enable the finance department to evaluate the appropriate accounting for more complex arrangements. This material weakness resulted in the misstatements in the consolidated financial statements, as described above, and could result in further misstatement of the financial statements or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

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BITFARMS LTD.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bitfarms Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Bitfarms Ltd. and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of profit or loss and comprehensive profit or loss, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the control over accounting for complex transactions.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the accompanying Management’s Report on Internal Control Over Financial Reporting. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board(United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, ca_toronto_18_york_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

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BITFARMS LTD.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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BITFARMS LTD.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Revenues from sale of computational power used for hashing calculations

As described in Notes 3, 9 and 30 to the consolidated financial statements, the Company recorded $186.5 million of revenues from sale of computational power used for hashing calculations to mining pool operators for the year ended December 31, 2024, of which a significant portion related to one mining pool operator (the Mining Pool Operator). In exchange for providing computational power to mining pool operators, the Company receives non-cash consideration in the form of Bitcoin based on a prescribed formula, and accounts for the Bitcoin to be received as variable consideration.

The principal considerations for our determination that performing procedures relating to revenues from sale of computational power used for hashing calculations is a critical audit matter are the significant judgment used by the auditor in determining the procedures to be performed over the revenue balance and a high degree of auditor effort required to perform the procedures to test (i) the computational power provided to the Mining Pool Operator, (ii) the associated contractual amounts the Company is entitled to receive in return for providing the computational power, and (iii) the quantity of the Bitcoin received from the Mining Pool Operator.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of certain controls relating to the revenues from the sale of computational power used for hashing calculations. These procedures also included, among others (i) testing the computational power provided to the Mining Pool Operator by confirming directly with the Mining Pool Operator, (ii) testing the associated contractual amounts the Company is entitled to receive by recalculating the amount based on the prescribed formula; (iii) agreeing all the Bitcoin received directly to the blockchain and tracing all receipts during the year to the Company’s wallet addresses by using our proprietary software; and (iv) testing the settlement and ending balances of Bitcoin or cash by agreeing to third party custodian data and the Company’s bank statements.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 26, 2025

We have served as the Company’s auditor since 2020.

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BITFARMS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars - audited)

		As of December 31,	As of December 31,
	Notes	2024	2023
Assets
Current
Cash		59,542	84,038
Trade receivables	6	1,259	714
Other assets	7	7,285	1,494
Short-term prepaid deposits		14,554	6,393
Income taxes receivable		424	—
Digital assets	8	87,298	31,870
Digital assets - restricted	8	32,826	—
Digital assets - collateralized	8, 18	—	2,101
Electrical component inventory		1,180	705
Derivative assets	9, 23	3,418	1,281
Assets held for sale	10	5,923	1,388
		213,709	129,984
Non-current
Property, plant and equipment	12, 30	348,525	186,012
Right-of-use assets	19	23,020	14,315
Long-term deposits, equipment prepayments and other	14	56,367	44,437
Refundable deposits	15	21,956	277
Intangible assets	13	4,039	3,700
Deferred tax asset	20	—	—
Total assets		667,616	378,725
Liabilities
Current
Trade payables and accrued liabilities	16	25,894	20,739
Derivative liabilities	9, 23	128	—
Current portion of long-term debt	18	146	4,022
Current portion of lease liabilities	19	2,089	2,857
Taxes payable	20	—	1,110
Warrant liabilities	17	8,013	40,426
		36,270	69,154
Non-current
Long-term debt	18	1,430	—
Lease liabilities	19	19,750	12,993
Asset retirement provision	21	2,106	1,816
Deferred tax liability	20	65	—
Total liabilities		59,621	83,963
Shareholders’ equity
Share capital	22	852,286	535,009
Contributed surplus		67,521	56,622
Accumulated deficit		(334,507)	(299,810)
Revaluation surplus		22,695	2,941
Total equity		607,995	294,762
Total liabilities and equity		667,616	378,725

Should be read in conjunction with the notes to the consolidated financial statements

March 26, 2025	/s/ Brian Howlett	/s/ Ben Gagnon	/s/ Jeffrey Lucas
Date of approval of the financial statements	Chairman of the Board of Directors	CEO & Director	CFO

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BITFARMS LTD.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS
(Expressed in thousands of U.S. dollars, except per share amounts - audited)

		Year ended December 31,
	Notes	2024	2023

Revenues	8, 30	192,881	146,366
Cost of revenues	29	(225,240)	(167,868)
Gross loss		(32,359)	(21,502)

Operating expenses
General and administrative expenses	29	(71,240)	(39,292)
Reversal of revaluation loss on digital assets	8	—	2,695
Loss on disposition of property, plant and equipment and deposits	12	(336)	(1,778)
Impairment on short-term prepaid deposits, property, plant and equipment and assets held for sale	11	(3,628)	(12,252)
Operating loss		(107,563)	(72,129)

Net financial income (expenses)	29	39,210	(37,194)
Net loss before income taxes		(68,353)	(109,323)

Income tax recovery	20	14,290	401
Net loss		(54,063)	(108,922)

Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Change in revaluation surplus - digital assets, net of tax	8	39,120	9,242
Total comprehensive loss, net of tax		(14,943)	(99,680)

Loss per share	27
Basic and diluted		(0.13)	(0.42)
Weighted average number of common shares outstanding	27
Basic and diluted		414,669,947	262,237,117

Should be read in conjunction with the notes to the consolidated financial statements

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BITFARMS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars, except number of shares - audited)

	Notes	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Revaluation surplus	Total equity
Balance as of January 1, 2024		334,153,330	535,009	56,622	(299,810)	2,941	294,762
Net loss		—	—	—	(54,063)	—	(54,063)
Change in revaluation surplus - digital assets, net of tax		—	—	—	—	39,120	39,120
Total comprehensive loss, net of tax		—	—	—	(54,063)	39,120	(14,943)

Transfer of revaluation surplus on disposal of digital assets to accumulated deficit, net of tax		—	—	—	19,366	(19,366)	—
Share-based payment	28	—	—	13,949	—	—	13,949
Issuance of common shares	22	137,006,905	292,534	—	—	—	292,534
Settlement of restricted share units	28	416,666	1,116	(1,116)	—	—	—
Exercise of stock options and warrants	22, 28	7,755,984	23,627	(1,934)	—	—	21,693
Balance as of December 31, 2024		479,332,885	852,286	67,521	(334,507)	22,695	607,995

Balance as of January 1, 2023		224,200,170	404,934	47,653	(197,189)	—	255,398
Net loss		—	—	—	(108,922)	—	(108,922)
Change in revaluation surplus - digital assets, net of tax		—	—	—	—	9,242	9,242
Total comprehensive loss, net of tax		—	—	—	(108,922)	9,242	(99,680)

Transfer of revaluation surplus on disposal of digital assets to accumulated deficit, net of tax		—	—	—	6,301	(6,301)	—
Share-based payment	28	—	—	10,915	—	—	10,915
Issuance of common shares	22	97,386,182	93,901	—	—	—	93,901
Settlement of restricted share units	28	250,002	692	(692)	—	—	—
Exercise of stock options and warrants	22, 28	12,316,976	35,482	(1,254)	—	—	34,228
Balance as of December 31, 2023		334,153,330	535,009	56,622	(299,810)	2,941	294,762

Should be read in conjunction with the notes to the consolidated financial statements

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BITFARMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars - audited)

		Year ended December 31,
	Notes	2024	2023

Cash flows used in operating activities
Net loss		(54,063)	(108,922)
Adjustment for non-cash items:
Depreciation and amortization	29, 31	140,967	84,785
Impairment on short-term prepaid deposits, property, plant and equipment and assets held for sale	11	3,628	12,252
Net financial (income) expenses	29	(39,210)	37,194
Digital assets earned	8	(186,527)	(141,306)
Reversal of revaluation loss on digital assets	8	—	(2,695)
Share-based payment	28, 29	13,949	10,915
Income tax recovery	20	(14,290)	(401)
Loss on disposition of property, plant and equipment and deposits		336	1,778
Digital assets exchanged for services	8	1,463	—
Interest income received		5,649	1,787
Interest expenses paid	29	(1,738)	(13,923)
Income taxes (paid) received		(1,510)	11,590
Changes in non-cash working capital components	31	(9,216)	1,235
Net change in cash related to operating activities		(140,562)	(105,711)

Cash flows from (used in) investing activities
Proceeds from sale of digital assets	8	152,135	129,309
Purchase of property, plant and equipment		(286,919)	(48,436)
Proceeds from sale of property, plant and equipment and assets held for sale		5,460	3,111
Purchase of marketable securities	29	(22,375)	(36,262)
Proceeds from disposition of marketable securities	29	24,688	48,507
Purchase of derivative assets and liabilities	9	(13,961)	—
Proceeds from disposition of derivative assets and liabilities	9	31,120	—
Refundable Hosting Deposits	15	(15,600)	—
Equipment and construction prepayments		(52,935)	(22,869)
Acquisitions of assets	5	—	(2,394)
Net change in cash related to investing activities		(178,387)	70,966

Cash flows from financing activities
Issuance of common shares and warrants	22	289,534	109,074
Repayment of long-term debt	18	(4,141)	(30,545)
Proceeds from long-term debt	18	1,695	—
Lease incentive received	19	714	—
Repayment of lease liabilities	19	(2,223)	(3,634)
Exercise of stock options and warrants	22, 28	8,883	12,983
Net change in cash related to financing activities		294,462	87,878

Net (decrease) increase in cash		(24,487)	53,133
Cash, beginning of the year		84,038	30,887
Exchange rate differences on currency translation		(9)	18
Cash, end of the year		59,542	84,038

Should be read in conjunction with the notes to the consolidated financial statements

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BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 1:	NATURE OF OPERATIONS

Bitfarms Ltd. was incorporated under the Canada Business Corporations Act on October 11, 2018 and continued under the Business Corporations Act (Ontario) on August 27, 2021. The consolidated financial statements of the corporation comprise the accounts of Bitfarms Ltd. and its wholly-owned subsidiaries (together referred to as the “Company” or “Bitfarms”). The common shares of the Company are listed on the Nasdaq Stock Market and the Toronto Stock Exchange (Nasdaq/TSX: BITF). Its registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, Canada, M5C 1T4.

The activities of the Company are mainly comprised of selling its computational power used for hashing calculations for the purpose of cryptocurrency mining in multiple jurisdictions as described in Note 30 “Geographical Information”. The Company’s operations are currently located in Canada, Paraguay, the United States and Argentina. Volta, a wholly-owned subsidiary of the Company, assists the Company in building and maintaining its data centers and provides electrician services to both commercial and residential customers in Quebec, Canada.

Bitfarms primarily owns and operates data centers housing computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours per day to produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to Mining pool operators under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining pool operators compensate Mining companies for their computational power used for hashing calculations, measured by hashrate, based on what the Mining pool operator would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining pool operator to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are paid to the Company on a daily basis in BTC (as defined below). Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

Terms and definitions

In these financial statements, the terms below have the following definitions:

	Term	Definition
1	Backbone	Backbone Hosting Solutions Inc.
2	Volta	9159-9290 Quebec Inc.
3	Backbone Argentina	Backbone Hosting Solutions SAU
4	Backbone Paraguay	Backbone Hosting Solutions Paraguay SA
5	Backbone Mining	Backbone Mining Solutions LLC
6	Orion	Orion Constellation Technologies Inc.
7	Backbone Sharon	Backbone Sharon LLC
8	Backbone Paso Pe	D&N Ingenieria SA
9	Backbone Yguazu	Zunz SA
10	Backbone Paraguay LP	Bitfarms Paraguay LP
11	BTC	Bitcoin
12	BVVE	Blockchain Verification and Validation Equipment (primarily Miners and mining-related equipment)
13	MW	Megawatt
14	CAD	Canadian dollars
15	USD	U.S. dollars
16	ARS	Argentine Pesos

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BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 2:	LIQUIDITY

Bitfarms is primarily engaged in the Bitcoin Mining industry, a highly volatile industry subject to significant inherent risk. Declines in the market prices of cryptocurrencies, an increase in the difficulty of BTC mining, delays in the delivery of Mining equipment, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and cash flows and its ability to maintain sufficient liquidity to meet its financial obligations. Adverse changes to the factors mentioned above can impact the recoverability of the Company’s digital assets and property, plant and equipment (“PPE”), resulting in impairment losses being recorded.

The Company’s operating cash flows are expected to remain negative until the Company has another significant revenue stream, as the proceeds from the BTC sold from its mining operations are classified within investing activities. The Company’s current operating budget and future estimated cash flows indicate that the Company will generate positive cash flow in excess of the Company’s cash commitments within the twelve-month period following the date these consolidated financial statements were authorized for issuance (the “twelve-month period”). These analyses are based on BTC market factors including price, difficulty and network hashrate for the twelve-month period.

A BTC Halving event is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of BTC rewards issued reaches 21 million, which is expected to occur around 2140. The most recent BTC Halving event occurred on April 19, 2024, at which time BTC block rewards decreased from 6.25 BTC per block to 3.125 BTC per block. Once 21 million BTC are generated, the network will stop producing more BTC, and the industry will then need to rely on transaction fees and/or other sources of revenue. While BTC prices have had a history of significant fluctuations around BTC Halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in Mining rewards and the compensation from Mining pool operators. Similar to past BTC Halvings events, the BTC price did not have an immediate favorable impact after the BTC Halving that occurred on April 19, 2024. It took approximately six months for revenue per terahash to return to the level experienced prior to the May 2020 BTC Halving event. Since the BTC halving on April 19, 2024, revenue per terahash has not yet returned to pre-halving levels.

At current BTC prices, the Company’s existing cash resources and the proceeds from sales of its BTC treasury and BTC earned may not be sufficient to fund capital investments to fully support its growth objectives. If the proceeds from the sale of BTC are not sufficient, the Company would be required to raise additional funds from external sources to meet these requirements. There is no assurance that the Company will be able to raise such additional funds on acceptable terms, if at all.

If the Company raises additional funds by issuing securities, existing shareholders’ ownership in the Company may be diluted. If the Company is unable to obtain financing, including by issuing securities, or if funds from operations and proceeds from sales of the Company’s BTC holdings are negatively impacted by the BTC price, the Company may have difficulty meeting its payment obligations.

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BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION

The following accounting policies have been applied consistently in the consolidated financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of the financial statements

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). These consolidated financial statements were approved and authorized for issue by the Board on March 26, 2025.

The consolidated financial statements have been prepared on a cost basis, except for warrant liabilities, derivative financial instruments and digital assets that are measured at fair value. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand, except where otherwise indicated.

b.	Material accounting policy information

Presentation of profit and loss

The Company has elected to present the profit or loss items using the function of expense method.

The operating cycle

The operating cycle of the Company is to exchange computational power used for hashing calculations for digital assets and then routinely deposit them into custody, or convert them to fiat currency as needed. The Company’s activities have a one-year operating cycle. Accordingly, the assets and liabilities are classified in the statement of financial position as current assets and liabilities based on the Company’s operating cycle.

Consolidated financial statements

These financial statements consolidate the Company’s subsidiaries from the date of acquisition until the date that control is lost. The subsidiaries are controlled by the Company, where control is achieved when the Company is exposed to or has the right to variable returns from its involvement with the investee and has the current ability to direct the activities of the investee that significantly affect the investee’s returns.

The financial statements of the Company and its subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all subsidiaries of the Company. Significant intercompany balances and transactions and gains or losses resulting from intercompany transactions are eliminated in full in the consolidated financial statements.

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BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Foreign currency translation

i.	Functional currency and presentation currency

The financial statements are presented in U.S. Dollars, which is the functional currency of the parent company, as well as the functional currency of Backbone, Backbone Argentina, Backbone Paraguay, Backbone Mining, Orion, Backbone Sharon, Backbone Paso Pe, Backbone Yguazu and Backbone Paraguay LP. The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. The Company determines the functional currency of each subsidiary.

ii.	Transactions, assets and liabilities in foreign currency

Transactions in foreign currency are initially recorded at the exchange rate in effect on the transaction date. Monetary assets and liabilities in foreign currency are subsequently translated into the functional currency at the exchange rate in effect at each reporting date. Exchange rate differences, other than those capitalized to qualifying assets or carried to equity in hedging transactions, are included in profit or loss. Non-monetary assets and liabilities in foreign currency stated at cost are translated at the exchange rate in effect at the transaction date. Non-monetary assets and liabilities in foreign currency carried at fair value are translated at the exchange rate at the date on which the fair value was determined.

15	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Revenue recognition

Revenue from contracts with customers is recognized when control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes). The following are the specific revenue recognition criteria which must be met before revenue is recognized:

i.	Revenues from the sale of computational power used for hashing calculations

The Company has entered into arrangements with Mining pool operators, which are the Company’s customers, and has undertaken the single performance obligation of providing a service to perform hash calculations for the Mining pool operators, which is an output of the Company’s ordinary business activities, in exchange for non-cash consideration in the form of Bitcoin, which is variable consideration. The Bitcoin are calculated based on a formula which, in turn, is based on the hashrate contributed by the Company’s provided computing power used for hashing calculations allocated to the Mining pool operators, assessed over a 24-hour period, and distributed daily based on the FPPS formula. The Company assesses the estimated amount of the variable non-cash consideration to which it expects to be entitled for providing computational power used for hashing calculations at contract inception and subsequently measures if it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The uncertainties regarding the daily variable consideration to which the Company is entitled for providing its computational power used for hashing calculations are no longer constrained at 23:59:59 UTC regardless of the timing of the BTC received. The amount earned is calculated based on the Company’s computing power used for hashing calculations provided to the Mining pool operators and the estimated (i) block subsidies and (ii) daily average transaction fees which the Mining pool operators expect to earn, less (iii) a Mining pool discount.

(i) Block subsidies refers to the block reward that are expected to be generated on the BTC network as a whole. The fee earned by the Company is first calculated by dividing (a) the total amount of hashrate the Company provides to the Mining pool operator, by (b) the total BTC network’s implied hashrate (as determined by the BTC network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the BTC network as a whole.

(ii) Transaction fees refers to the total fees paid by users of the network to execute transactions. The fee paid by the Mining pool operator to the Company is further calculated by 1 plus (a) the total amount of transaction fees that are actually generated on the BTC network as a whole less the 3 largest and 3 smallest blocks, divided by (b) the total amount of block subsidies that are actually generated on the BTC network as a whole less the 3 largest and 3 smallest blocks, multiplied by (c) the Company’s fee earned as calculated in (i) above. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

(iii) Mining pool discount refers to the discount applied to the total amount earned based on the FPPS formula otherwise attributed to computing power service providers for their sale of computing power used for hashing calculations as defined in the rate schedule of the agreement with the Mining pool operator.

16	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Revenue recognition (Continued)

i.	Revenues from the sale of computational power used for hashing calculations (Continued)

The Company is entitled to the fee from the Mining pool operators as calculated above regardless of the actual performance of the Mining pool operators. Therefore, even if the Mining pool operators do not successfully add any block to the blockchain in a given contract period, the fee remains payable by the Mining pool operators to the Company. Accordingly, the Company is not sharing in the earnings of the Mining pool operators. The Company’s enforceable right to compensation begins when, and continues as long as, the Company provides its services to the Mining pool operators, and the Company decides when to provide these services under the contracts.

The Company’s agreements with the Mining pool operators provide the Mining pool operators and the Company with the enforceable right to terminate the contract at any time without substantively compensating the other party for the termination. Upon termination, the Mining pool operators are required to pay the Company the amount due related to previously satisfied performance obligations. As a result, the Company has determined that the duration of the contract is less than 24 hours and the contract is continuously renewed throughout the day. The Company has also determined that the Mining pool operators’ renewal right is not a material right as the terms, conditions, and compensation amounts are at then-current market rates.

The Bitcoin earned is received in full and can be paid in fractions of cryptocurrency. Revenues from providing Bitcoin a service to perform hash calculations for the Mining pool operators are recognized upon delivery of the service (i.e., when the Mining pool operators obtain control of the hash calculations) over a 24-hour period. The Company updates the estimated transaction price of the non-cash consideration received at its fair market value. Management estimates fair value daily based on the quantity of Bitcoin received multiplied by the price quoted from Coinbase Inc. (“Coinbase Prime”) on the day it was received. Management considers the prices quoted on Coinbase Prime to be a level 1 input under IFRS 13, Fair Value Measurement.

ii. Revenue from electrical services

The Company, through Volta, sells electrical components and provides electrician installation of those components as well as repair and maintenance services. Revenues are recognized according to the stage of completion of the transaction as of the balance sheet date. The stage of completion is estimated based on the costs incurred for the transaction compared to the estimated cost of completion for the project. Under this method, revenues are recognized in the reporting period in which the services are provided. In the event that the outcome of the contract cannot be measured reliably, the revenues are recognized to the extent of the recoverable expenses incurred.

17	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Digital assets

Cryptocurrency on hand at the end of a reporting period, if any, is classified as digital assets, and is accounted for under IAS 38, Intangible Assets, as an intangible asset with an indefinite useful life initially measured at cost, deemed to be the fair value upon receipt as described above, and subsequently measured under the revaluation model. Under the revaluation model, increases in the cryptocurrency’s carrying amount, determined as the excess of fair value on revaluation over the weighted average cost, are recognized in other comprehensive income, except to the extent that they reverse a revaluation decrease previously recognized in profit or loss. Decreases are recognized in profit or loss, except to the extent that they reverse a revaluation increase previously recognized in other comprehensive income. Once the cryptocurrency is sold, the revaluation increase related to it is transferred from revaluation surplus to retained earnings. The Company revalues its cryptocurrency on hand on a monthly basis and following any significant fair value fluctuations. The fair value of cryptocurrency on hand at the end of the reporting period is calculated as the quantity of cryptocurrency on hand multiplied by the price quoted on Coinbase Prime as of the reporting date.

The Company reports cryptocurrency on hand at the end of the reporting period as digital assets, which are classified as current assets as Management has determined that the cryptocurrency on hand at the end of the reporting period has markets with sufficient liquidity to allow conversion within the Company’s normal operating cycle and the Company expects to realize the digital asset within twelve months after the reporting period. The Company presents cryptocurrency collateralized separate from unencumbered cryptocurrency.

18	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Income tax

The income tax expense for the year comprises current and deferred taxes. These taxes are recognized in profit or loss except to the extent they relate to items which are recognized in other comprehensive income or loss or directly in shareholders’ equity.

i.	Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with tax liabilities in respect of previous years.

ii.	Deferred taxes

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized, or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes as long as the disposal of the investments in investees is not probable in the foreseeable future.

19	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. The determination is based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company as a lessee applies a single recognition and measurement approach for all leases except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets (“ROU assets”) representing the right to use the underlying assets.

i.	ROU assets

The Company recognizes ROU assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). ROU assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. ROU assets are depreciated over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Asset Class	Depreciation Method	Depreciation period
Leased premises	Straight-line	4-10 years
Vehicles and other	Straight-line	3-5 years
BVVE	Straight-line	3 years

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, the asset is depreciated over the estimated useful life of the asset and is classified with property plant and equipment. Refer to the accounting policies of property, plant and equipment in this note. The ROU assets are also subject to impairment. Refer to the accounting policies of impairment of non-financial assets in this note.

Refer to Note 4b for details regarding the change in useful life and depreciation method.

20	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Leases (Continued)

ii.	Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

iii.	Short-term leases and leases of low value assets

The Company applies the short-term lease recognition exemption to its short-term leases of machinery, equipment and data centers (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). The Company also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

Assets held for sale

Non-currents assets or a disposal group are classified as held for sale if their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Company must be committed to their sale, there must be a program to locate a buyer, and it is highly probable that a sale will be completed within one year from the date of classification. From the date of such initial classification, the assets are no longer depreciated and are presented separately as current assets at the lower of their carrying amount and fair value less costs to sell. The gain or loss on disposition of assets held for sale will be presented separately in other comprehensive income (loss) only when it qualifies as part of discontinued operations.

When an entity no longer plans to sell an asset in a sale transaction, it ceases the classification of the asset as held for sale and measures it at the lower of its carrying amount had it not been classified as held for sale or the recoverable amount of the asset on the date of the decision not to sell the asset.

21	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Property, Plant and Equipment

Property, plant and equipment are carried at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants, and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with plant and equipment. The cost of an item of property, plant and equipment includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which the item is located.

Property, plant and equipment are depreciated as follows:

Asset Class	Depreciation Method	Depreciation period
BVVE
Miners	Straight-line	3 years
Mining-related equipment	Straight-line	5 years
Mineral assets *	N/A	N/A
Leasehold improvements	Straight-line	Shorter of the lease term and the expected life of the improvement
Buildings	Declining balance	4%
Vehicles	Declining balance	30%

* From the acquisition of mineral assets in 2018 until their disposal during the year ended December 31, 2023, there has been no production.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. Refer to Note 4b for details regarding the change in useful life and depreciation method.

Intangible assets

Intangible assets consist of acquired software and access rights to electricity. Intangible assets acquired separately are initially measured at cost plus direct acquisition costs. Intangible assets acquired in business combinations are measured at their fair value as of the acquisition date.

Intangible assets, other than access rights to electricity, with a finite useful life are amortized over their useful lives using the sum of years method. Access rights to electricity are amortized using the straight-line method over the lease term of the data center or the access rights period. Intangible assets are reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

22	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Intangible assets (Continued)

Intangible assets are amortized as follows:

Asset Class	Amortization Method	Amortization period
Systems software	Sum of years	5 years
Access rights to electricity	Straight-line	Lease term of the data center or the access rights period

i.	Systems software

The Company’s assets include computer systems comprised of hardware and software. Certain hardware comes pre-installed with firmware. Without this firmware, the hardware could not function and therefore both the hardware and firmware are classified within property, plant and equipment. In contrast, stand-alone software that adds functionality to the hardware is classified as an intangible asset.

ii.	Access rights to electricity

The Company’s access rights to electricity were obtained from the acquisitions of assets described in Note 5.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocating resources and assessing the performance of the operating segments, and which has been identified as the Management team that makes strategic decisions.

Impairment of non-financial assets

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash generating unit (“CGU”) to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as noted above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

23	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Financial instruments

i.	Financial assets

Initial recognition and measurement

Financial assets are initially measured at fair value plus transaction costs that can be directly attributed to the acquisition of the financial asset, except in the case of a financial asset measured at fair value through profit or loss (“FVTPL”) in respect of which transaction costs are charged to profit or loss.

Subsequent measurement

Financial assets presented at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Company’s financial assets at amortized cost includes trade receivables, refundable deposits, and certain items included in other assets. Net changes in financial assets measured at fair value are recognized in the statement of profit or loss. The Company’s financial assets at fair value include derivative assets.

Impairment

The Company recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original EIR. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. The Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

For Refundable Hosting Deposits, the Company applies the general approach in calculating ECLs. The measurement of expected credit losses is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on credit rating and historical data adjusted by forward-looking information. As for the exposure at default, this is represented by the Refundable Hosting Deposits’ gross carrying amount at the reporting date, the Company’s understanding of the specific future financing needs of the debtor, and other relevant forward-looking information. The expected credit loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original EIR.

The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

24	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Financial instruments (Continued)

ii.	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified at initial recognition at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Company’s financial liabilities include trade payables, accrued liabilities, derivative liabilities, warrant liabilities and long-term debt.

Subsequent measurement

Financial liabilities are either measured at fair value through profit or loss or at amortized cost. Financial liabilities measured at fair value through profit or loss included warrant liabilities relating to the private placement described in Note 3e, 9 and 22. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as financial expenses in the statement of profit or loss. This category generally applies to interest-bearing loans and borrowings.

iii.	Non-hedge derivative instruments

The Company entered into BTC option contracts to reduce the risk of variability of cash flows resulting from the fluctuations in the BTC price that impact future sales of digital assets. In addition, the Company entered into contracts and earned premiums by agreeing to sell BTC if the price reached specific targets (“BTC call option”) to reduce the risk of variability of cash flows.

Both BTC option contract and BTC call option meet the definition of a cash flow hedge as per IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 provides a non-compulsory accounting policy choice of hedge accounting where the Company elected to not apply hedge accounting on BTC option contracts. All derivative financial instruments not designated in a hedge relationship that qualify for hedge accounting are classified as financial instruments at FVTPL. Derivative financial instruments at FVTPL are recorded in the consolidated statement of financial position at fair value. Changes in the estimated fair value of non-hedge derivatives at each reporting date are included in the statement of profit or loss as non-hedge gain or loss on derivative assets and liabilities.

iv.	Derecognition of financial assets

Financial assets are derecognized when the contractual rights to receive the cash flows from the financial asset expire, or when the Company transfers the contractual rights to a third party to receive the cash flows from the financial asset or assumes an obligation to pay the cash flows received in full to a third party without significant delay.

v.	Derecognition of financial liabilities

Financial liabilities are derecognized when they are extinguished, which occurs when the obligation defined in the contract is fulfilled, cancelled or expires. A financial liability is fulfilled when the debtor repays the liability by paying cash, providing other financial assets, goods or services, or is otherwise legally released from the liability.

25	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market or, in the absence of a principal market, in the most advantageous market. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Fair value measurement of non-financial assets takes into account the ability of a market participant to derive economic benefits from the asset through its best use, or by selling it to another market participant capable of using the asset to its best use.

Assets and liabilities measured at fair value, or whose fair value is disclosed, are classified into categories within the fair value hierarchy based on the lowest level input that is significant to the overall fair value measurement:

Level	Definition
Level 1	Unadjusted quoted prices in an active market of identical assets and liabilities
Level 2	Non-quoted prices included in Level 1 that are either directly or indirectly observable
Level 3	Data that is not based on observable market information, such as valuation techniques without the use of observable market data

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. When the Company expects that part or all of the expense will be refunded, such as an insurance claim, the refund will be recognized as a separate asset only on the date when there is certainty of receiving the asset. The expense will be recognized in the statement of profit or loss net of the expected refund.

Asset retirement provisions

These provisions relate to Backbone and Backbone Argentina’s legal obligation, in relation to its leased properties, to restore the properties to their original condition at the end of the lease period. The provisions are calculated at the present value of the expected costs to settle the obligations using estimated future cash flows discounted at a rate that reflects the risks specific to the obligations. Changes in the estimated future costs, or in the discount rate applied, are recorded as an adjustment of the cost of the related asset.

26	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Share-based transactions

Transactions settled with equity instruments

The cost of employee services paid in equity instruments is measured at the fair value of the equity instruments as of the grant date. The fair value is determined using a generally accepted option pricing model. Equity settled transactions with other services providers are measured at the fair value of the goods or services received in return for the equity instruments. The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in contributed surplus during the period in which the performance and/or service conditions are to be satisfied and ending on the date on which the relevant employees become entitled to the award (“the vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and Management’s best estimate of the number of equity instruments that will ultimately vest.

Expenses related to grants that do not vest are not recognized. Grants where the fair value is determined at the date of the grant based on non-vesting market conditions are treated as vested, assuming all other vesting conditions (service and/or performance) are met.

When the Company modifies the terms of equity-settled transactions, an additional expense is recognized on the date of the modification and is calculated as the increase in the fair value of the compensation granted in excess of the original expense. Cancellation of equity settlement that has not vested is treated as if it had vested on the date of cancellation, with the unrecognized expense recognized immediately. However, if the cancellation is subsequently replaced by a new agreement and is designated as an alternative settlement, then it is treated as a modification of the original agreement as described above.

Earnings per share

Earnings per share is calculated by dividing the net income attributable to the Company’s shareholders by the weighted average number of common shares outstanding during the period. Potential common shares are included in the calculation of diluted earnings per share if their effect dilutes earnings per share from continuing operations. Potential common shares that were converted during the period are included in diluted earnings per share only up to the conversion date, and from that date are included in basic earnings per share.

Share capital and issue of a unit of securities

Share capital represents the amount received on the issuance of shares, less issuance costs (net of tax).

The issue of a unit of securities involves the allocation of the proceeds received before issue expenses to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Fair value is then determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

27	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

c.	New accounting amendments issued and adopted by the Company

The following amendments to existing standards were adopted by the Company as of January 1, 2024:

Amendments to IFRS 16, Leases (“IFRS 16”)

Amendments to IFRS 16 require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a manner that does not recognize any amount of the gain or loss that relates to the right-of-use retained. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease.

Amendments to IAS 1, Presentation of the Financial Statements (“IAS 1”)

Amendments to IAS 1 clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the consolidated financial statements, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt that an entity might settle by converting into equity.

Amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require information about these covenants be disclosed in the notes to the financial statements.

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”)

Amendments to IAS 7 and IFRS 7 introduce disclosure requirements to enhance the transparency of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk.

The adoption by the Company of the amendments listed above did not have a significant impact on the Company’s Financial Statements.

d.	New accounting amendments and standard issued to be adopted at a later date

The following amendments to existing standards have been issued and are applicable to the Company for its annual period beginning on January 1, 2025, with an earlier application permitted:

Amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”)

Amendments to IAS 21 require an entity to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide.

The Company is currently evaluating the impact of adopting the amendments on the Company’s Financial Statements.

28	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

d.	New accounting amendments and standard issued to be adopted at a later date (Continued)

The following amendments to existing standards have been issued and are applicable to the Company for its annual period beginning on January 1, 2026, with an earlier application permitted:

Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7

Amendments to IFRS 9 and IFRS 7 clarify that financial assets and financial liabilities are recognized and derecognized at settlement date except for regular way purchases or sales of financial assets and financial liabilities meeting conditions for the new exception. The new exception permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date.

These amendments also provide guidelines to assess contractual cash flow characteristics of financial assets, which apply to all contingent cash flows, including those arising from environmental, social, and governance (ESG)-linked features.

In addition, the amendments for investments in equity instruments reported at fair value through other comprehensive income require separately disclosing the fair value gain or loss for investments derecognized in the period and investments held. The amendments added disclosure requirements for financial instruments with contingent features that could change the timing or amount of contractual cash flows that do not relate directly to basic lending risks and costs.

Furthermore, the amendments to IFRS 9 clarify: i) the requirements to account for an extinguishment of a lessee’s lease liability that results in a gain or loss recognized in net income; and ii) the definition of the term “transaction price”.

The Company is currently evaluating the impact of adopting the new standards on the Company’s Financial Statements.

The following new standard has been issued and is applicable to the Company for its annual period beginning on January 1, 2027, with an earlier application permitted:

IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”)

On April 9, 2024, the International Accounting Standards Board issued IFRS 18, the new standard on presentation and disclosure in financial statements, which will replace IAS 1, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

●	The structure of the statement of profit or loss, including specified totals and subtotals;
●	Required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (i.e., management-defined performance measures); and
●	Enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

The Company is currently evaluating the impact of adopting the new standards on the Company’s Financial Statements.

29	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 4:	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires Management to undertake judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. These judgments and estimates are based on Management’s best knowledge of the events or circumstances and actions the Company may take in the future. The actual results may differ from these assumptions and estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to assumptions and estimates are recognized in the period in which the assumption or estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Information about the significant judgments, estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are discussed below.

a.	Judgements

Revenue recognition

There is currently no specific guidance for cryptocurrencies under IFRS Accounting Standards. However, judgement is still required due to the particular characteristics of mining cryptocurrencies. The Company applies judgement to account for the revenue recognition from the sale of computational power used for hashing calculations. In the event that new guidance is issued by the International Accounting Standards Board, the Company may be required to change its accounting policies, which could have a material effect on the Company’s financial statements.

Digital assets

There is currently no specific guidance for cryptocurrencies under IFRS Accounting Standards. However, judgement is still required due to the particular characteristics of holding cryptocurrencies. The Company applies judgement to account for the subsequent remeasurement of cryptocurrencies held under IAS 38, Intangible Assets. In the event that new guidance is issued by the International Accounting Standards Board, the Company may be required to change its accounting policies, which could have a material effect on the Company’s financial statements.

b.	Estimates and assumptions

Leases

The application of IFRS 16 requires the Company to make judgments and estimates that affect the valuation of the lease liabilities and the valuation of ROU assets. These include the determination of contracts in scope of IFRS 16 for the lease term for discounting future cash flows.

30	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 4:	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (Continued)

b.	Estimates and assumptions (Continued)

Leases (Continued)

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease if it is reasonably certain not to be exercised. The Company has the option under some of its leases to lease the assets for additional terms of three to ten years. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew and it considers all relevant factors that create an economic incentive for it to exercise the renewal.

After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy). The Company includes the renewal period as part of the lease term for leases of most data centers due to the significance of those assets to its operations. The Company has not included renewal periods for data centers when the lease term exceeds 10 years from the commencement of the lease.

Property, plant and equipment and intangible assets

Estimates of useful lives, residual values and methods of depreciation are reviewed annually. Any changes based on additional available information are accounted for prospectively as a change in accounting estimate.

During the first quarter of 2024, in connection with the replacement of older Miners following the Company’s transformative fleet upgrade as described in Note 12, the Company reviewed and adjusted the useful lives, residual values and method of depreciation of older Miners that will be replaced by the new fleet in 2024. For these Miners, the depreciation was accelerated to bring the book value to the estimated recoverable value at the time they are expected to be replaced. The residual values were adjusted to reflect the expected proceeds from the eventual sale and the depreciation method was modified from sum-of-years to straight-line method.

During the fourth quarter of 2024, as part of the Company’s annual review of its estimates used to account for property, plant and equipment, the Company reassessed the depreciation method, the useful life and the residual values of the Miners. As a result of rapid improvements in mining hardware technology, the Company modified the useful life of the Miners from 5 to 3 years and the depreciation method from sum-of-years to the straight-line. The residual values of the Miners remained nil.

In addition, the depreciation method of mining-related equipment was modified from the original sum-of-years to the straight-line method. The useful life and the residual values remained unchanged.

All these modifications represent changes in accounting estimates and were applied prospectively. Refer to Note 12 - Property, Plant and Equipment.

31	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 4:	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (Continued)

b.	Estimates and assumptions (Continued)

Impairment and reversal of impairment of non-financial assets

Management exercises significant judgement in estimating the inputs used to determine the value in use of its equipment and construction prepayments, property, plant and equipment, right-of-use assets and intangible assets. When there is any indication that any tangible and intangible assets other than goodwill have incurred an impairment loss, the determination of the recoverable amount of such tangible and intangible assets other than goodwill requires Management to estimate cash flows expected to arise from those assets and a suitable discount rate in order to calculate the present value in a manner described above for goodwill.

Contingent Liability

Contingent liability is an existing condition, situation, or set of circumstances involving uncertainty as to a possible loss that will ultimately be resolved when one or more future events occur or fail to occur. The Company is party to various legal proceedings, claims, and regulatory, tax or government inquiries and investigations that arise in the ordinary course of business. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsels, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. A provision for legal claims against the Company is recorded when the Company has a present legal or constructive obligation as a result of past events, and that is more likely than not to be settled with an outflow of economic resources that can be measured reliably.

Measurement of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Company uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. The Company used a combination of the Monte Carlo valuation technique and the Black-Scholes model to calculate the fair value for embedded derivatives (redemption option of BTC).

The Monte Carlo method relies on computational algorithm that uses repeated random sampling to obtain the likelihood of a range of results of occurring to simulate the future price of BTC. Management exercises significant judgement in considering the input values and selecting the probability distribution used in the Monte Carlo method to estimate the possible outcomes of an uncertain event.

The Black-Scholes model is used to value each redemption option of BTC, taking into account the option’s maturity date, expected future price, the exercise price, time to maturity, BTC volatility and the risk-free interest rate.

32	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 5:	ACQUISITIONS OF ASSETS

a.	Acquisition of assets in Baie-Comeau

On July 5, 2023, the Company acquired 100% of the shares of a corporation, referred to as Orion, that owns the right to 22 MW of hydro power capacity in Baie-Comeau, Quebec, Canada. The consideration transferred at closing totaled $1,964 (CAD$2,603), of which $610 (CAD$814) was paid in cash and $1,354 (CAD$1,789) was paid through the issuance of 820,837 common shares of the Company.

The acquisition of Orion does not meet the definition of a business combination under IFRS 3, Business Combinations, as Orion’s primary assets consist mainly of a contractual right for up to 22 MW of hydro power capacity. Therefore, the transaction has been recorded as an acquisition of a group of assets.

The assets acquired and the liabilities assumed were recognized and measured by allocating the fair value of the consideration paid to their relative fair values at the closing date of the transaction. All financial assets acquired and financial liabilities assumed were recorded at fair value.

The purchase price and the net assets acquired are as follows:

		As of July 5,
	Note	2023

Purchase price
Cash consideration		610
Value of 820,837 common shares transferred at closing		1,354
Transaction costs		218
		2,182

Net assets acquired
Security deposits		241
Leasehold improvements		7
Trade payables and accrued liabilities		(174)
Customer deposit		(207)
Intangible - access rights to electricity	13	2,315
		2,182

In addition, the Company separately entered into a lease agreement with a third party for a site to install the infrastructure to operate the acquired capacity. Refer to Note 19.

33	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 5:	ACQUISITIONS OF ASSETS (Continued)

b.	Acquisitions of assets in Paraguay

On July 14, 2023, the Company acquired 100% of the shares of two corporations that own the rights to 50 MW and 100 MW, respectively, of hydro power capacity in Villarrica (Paso Pe) and Yguazu, Paraguay, respectively. The cash considerations totaled $1,095 and $450, respectively.

The transactions have been recorded as acquisitions of a group of assets as the acquirees’ primary assets consist mainly of contractual rights to electricity supply. The purchase prices and the net assets acquired as of July 14, 2023 are as follows:

	Notes	Villarrica (Paso Pe)	Yguazu

Purchase price
Cash consideration paid at closing		95	250
Cash consideration payable		1,000	200
Transaction costs		17	4
		1,112	454

Net assets acquired
Cash, cash equivalent and other current assets		17	27
Property, plant and equipment		30	6
Intangible - access rights to electricity	13	1,065	421
		1,112	454

34	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 6:	TRADE RECEIVABLES

A receivable represents the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Most trade receivables are derived from the sale of electrical components and services to external customers by the Company’s wholly-owned subsidiary, Volta. Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days.

Information about the credit risk exposure of the Company’s trade receivables as of December 31, 2024 and December 31, 2023 is detailed in the trade receivables aging as follows:

	As of December 31,	As of December 31,
	2024	2023
1 - 30 days	573	353
31 - 60 days	331	119
61 - 90 days	189	63
> 91 days	213	230
Allowance for ECL	(47)	(51)
	1,259	714

NOTE 7:	OTHER ASSETS

	As of December 31,	As of December 31,
	2024	2023
Sales taxes receivable	5,898	805
Other receivables	1,387	689
	7,285	1,494

35	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 8:	DIGITAL ASSETS

BTC transactions and the corresponding values for the years ended December 31, 2024 and 2023 were as follows:

	Year ended December 31,
	2024		2023
	Quantity	Value	Quantity	Value
Balance of digital assets including digital assets collateralized as of January 1,	804	33,971	405	6,705
BTC earned*	2,914	186,527	4,928	141,306
BTC exchanged for cash	(2,419)	(152,135)	(4,529)	(129,309)
BTC exchanged for services	(14)	(1,463)	—	—
Realized gain on disposition of digital assets**	—	27,209	—	7,713
Change in unrealized gain on revaluation of digital assets**	—	26,015	—	7,556
Balance of digital assets including restricted digital assets and digital assets collateralized as of December 31,	1,285	120,124	804	33,971
Less restricted digital assets as of December 31,***	(351)	(32,826)	—	—
Less digital assets collateralized as of December 31,****	—	—	(50)	(2,101)
Balance of digital assets excluding restricted digital assets and digital assets collateralized as of December 31,	934	87,298	754	31,870

* Management estimates the fair value of BTC earned on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on Coinbase Prime on the day it was received. Management considers the prices quoted on Coinbase Prime to be a level 1 input under IFRS 13, Fair Value Measurement.

** A portion of the realized gain on disposition of digital assets and the change in unrealized gain on revaluation of digital assets is presented in other comprehensive income after reversing previously recorded revaluation loss on digital assets in the statement of profit or loss. For the year ended December 31, 2024, a gain of $39,120, net of $14,104 of deferred income tax expense, was presented in other comprehensive income (year ended December 31, 2023: a gain of $9,242, net of $3,332 of deferred income tax expense).

*** Refer to Note 9 and 14 for details regarding the BTC payment (“BTC Pledged”) to a third party as a deposit of Miners presented as restricted digital assets. As the Company has the right to redeem the BTC Pledged, the ability of the third party to control the asset is limited, and the BTC Pledged does not meet the definition of a sale. Subsequently, in January 2025, the Company exercised the first BTC Installment. Refer to Note 32 for more details.

**** Refer to Note 18 for details of the Company’s long-term debt and BTC collateralized. During the first quarter of 2024, the NYDIG Loan balance was fully repaid and the BTC previously collateralized thereunder became unencumbered.

36	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 9:	DERIVATIVE ASSETS AND LIABILITIES

BTC option and selling contracts

Starting in the first quarter of 2023, the Company purchased BTC option contracts that gave it the right, but not the obligation, to sell digital assets at a fixed price. Option contracts are used to reduce the risk of BTC price volatility and reduce the variability of cash flows resulting from future sales of digital assets. The Company also entered into contracts and earned premiums by agreeing to sell BTC if the price reached specific targets. The Company did not apply hedge accounting to these contracts. Refer to Note 3b (Financial Instruments) for more details.

BTC Redemption Option

In November 2024, the Company entered into two supplemental agreements (“Supplementary Agreements”) in relation to the Purchase Option and the March Purchase Option as explained in Note 14. The Supplementary Agreements allow the Company to pay for the Miners in cash, BTC or a combination of both.

In the event that the Company elects for BTC Pledged either full or partial, the Company has the option to redeem back the BTC Pledged at the price originally pledged in four quarterly installments (“BTC Installments”) within 12 months after the redemption period starts. The redemption period starts when the Miners are shipped. See Note 23 for more details. If the Company elects not to redeem one of the BTC Installments, the Company forfeits the right to redeem the remaining BTC Installments. The right to redeem the BTC (“BTC Redemption Option”) meets the definition of an embedded derivative. In November 2024, the Company paid for the Miners in the Supplementary Agreements using 351 BTC valued at $33,200. The BTC Redemption Option was initially recognized at a fair value of $1,349 which was allocated to the option from the initial equipment deposit. As of December 31, 2024, the BTC Redemption Option fair value increased to $3,418 resulting in an unrealized gain of $2,069 in Net financial income (expenses).

Subsequently, the Company exercised the first BTC Installment. Refer to Note 32 for more details.

The following table summarizes the derivatives:

	As of December 31,
	2024	2023
Derivative assets
BTC option contracts	—	1,281
BTC redemption option	3,418	—
	3,418	1,281
Derivative liabilities
BTC selling contracts	(128)	—

37	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 9:	DERIVATIVE ASSETS AND LIABILITIES (Continued)

Reconciliation of the fair value measurement of BTC option and selling contracts derivatives (Level 2):

	As of December 31,
	2024		2023
	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Balance as of January 1,	1,281	—	—	—
Remeasurement recognized in statement of profit or loss during the period	15,871	(121)	28	20
Purchases	13,610	351	1,253	366
Sales	(30,762)	(358)	—	(386)
Balance as of period end	—	(128)	1,281	—

The following gain or loss on BTC option and selling contracts derivatives are recognized in Net financial income (expenses) in the consolidated statements of profit or loss and comprehensive profit or loss:

	Year ended December 31,
	2024	2023
Unrealized change in fair value of outstanding contracts	(179)	409
Realized gain (loss) on settled contracts	15,929	(361)
	15,750	48

38	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 10:	ASSETS HELD FOR SALE

As of December 31, 2024 and December 31, 2023, assets held for sale consisted of the following:

		As of December 31,	As of December 31,
	Note	2024	2023
Miners	i.	4,806	521
Mining electrical components		1,117	867
		5,923	1,388

Assets held for sale were measured at the lower of their carrying amount and fair value less costs to sell at the time of the reclassification. The fair value of the asset was determined using the latest sale approach, which is based on recent sales price concluded by the Company. It is a level 3 measurement under the fair value hierarchy and is a non-recurring measurement. They key assumption used by Management to determine the fair value is the latest amount invoiced.

i.	Miners held for sale

The following table summarizes the movement of Miners held for sale:

	MicroBT WhatsMiner M30, M31 & M50 Miners		Innosilicon T2T & T3, Canaan Avalon A10 and Antminer T15 & S15 Miners		MicroBT WhatsMiner M20S Miners		Bitmain S19j Pro Miners		TOTAL
	Qty	Value	Qty	Value	Qty	Value	Qty	Value	Qty	Value
Balance as of January 1, 2023	—	—	1,272	190	2,512	1,030	—	—	3,784	1,220
Additions	—	—	1,848	198	—	—	300	205	2,148	403
Dispositions	—	—	—	—	(1,781)	(714)	—	—	(1,781)	(714)
Impairment	—	—	(3,120)	(388)	—	—	—	—	(3,120)	(388)
Balance as of December 31, 2023	—	—	—	—	731	316	300	205	1,031	521
Additions	40,026	8,171	—	—	—	—	8,395	2,409	48,421	10,580
Dispositions	(15,099)	(2,299)	—	—	(258)	(108)	(699)	(260)	(16,056)	(2,667)
Impairment	—	(3,120)	—	—	(473)	(208)	—	(300)	(473)	(3,628)
Balance as of December 31, 2024	24,927	2,752	—	—	—	—	7,996	2,054	32,923	4,806

a.	S19j Pro Bitmain Miners

During the second and third quarter of 2024, the Company ceased using 2,609 and 5,786 Bitmain S19j Pro Miners, respectively, and plans to dispose of them within the next 12 months.

During the year ended December 31, 2024, the Company sold 699 Bitmain S19j Pro Miners with a carrying amount of $260 and disposed of them for net proceeds of $205 resulting in a loss of $55.

During the year ended December 31, 2024, the Company reassessed the fair value less costs to sell of the Bitmain S19j Pro Miners and recognized an impairment loss of $300.

During the fourth quarter of 2023, the Company ceased using 300 Bitmain S19j Pro Miners and planned to dispose of them within the next 12 months.

39	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 10:	ASSETS HELD FOR SALE (Continued)

i.	Miners held for sale (Continued)

b.	MicroBT WhatsMiner M30, M31 and M50 Miners

During the first quarter of 2024, the company ceased using 2,775 MicroBT WhatsMiner M30 Miners and 4,921 MicroBT WhatsMiner M31 Miners and plans to dispose of them within the next 12 months.

During the second quarter of 2024, the Company ceased using 22,956 MicroBT WhatsMiner M30 Miners, 7,118 MicroBT WhatsMiner M31 Miners and 532 MicroBT WhatsMiner M50 Miners and plans to dispose of them within the next 12 months.

During the third quarter of 2024, the company ceased using 277 MicroBT WhatsMiner M30 Miners and plans to dispose of them within the next 12 months.

During the fourth quarter of 2024, the company ceased using 1,447 MicroBT WhatsMiner M30 Miners and plans to dispose of them within the next 12 months.

During the year ended December 31, 2024, the Company sold an aggregate 15,099 MicroBT WhatsMiner M30 and M31 Miners with a carrying amount of $2,299 and disposed of them for net proceeds of $2,308 resulting in gain of $9.

During the year ended December 31, 2024, the Company reassessed the fair value less costs to sell of the MicroBT WhatsMiner M30, M31 and M50 Miners and recognized an impairment loss of $3,120.

c.	MicroBT WhatsMiner M20S Miners

During the year ended December 31, 2024, the Company sold 258 MicroBT WhatsMiner M20S Miners with a carrying amount of $108 and disposed of them for net proceeds of $34 resulting in a loss of $74.

During the year ended December 31, 2024, the Company reassessed the fair value less costs to sell of the remaining MicroBT WhatsMiner M20S Miners and recognized an impairment loss of $208 to fully write off these Miners.

During the year ended December 31, 2023, the Company sold 1,781 MicroBT WhatsMiner M20S Miners with carrying amount of $714 and disposed of them for net proceeds of $407 resulting in a loss of $307. Management determined that the remaining MicroBT WhatsMiner M20S Miners continue to meet the criteria to be classified as held for sale as of December 31, 2023

d.	Innosilicon T2T, Innosilicon T3, Canaan Avalon A10, Antminer T15 and Antminer S15 Miners

During the first quarter of 2023, the Company ceased using its Innosilicon T3 Miners with plans to dispose of them within the next 12 months. Due to the performance of these Miners, they were fully written off along with the remaining Innosilicon T2T Miners and an impairment loss of $388 was recognized.

40	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 11:	IMPAIRMENT

2024 impairment loss

During the year ended December 31, 2024, the Company recorded $3,628 of impairment on Miners held for sale as a result of the reassessment of the fair value less costs to sell. Refer to Note 10 for more details.

2023 impairment loss

The following table details the impairment recorded for the year ended December 31, 2023:

Year ended December 31,
				2023
	Short-term prepaid deposits	Assets held for sale	Property, plant and equipment	Total
Immersion cooling equipment	—	—	1,882	1,882
Short-term deposits	6,982	—	—	6,982
Miners held for sale	—	388	—	388
Suni mineral asset	—	—	3,000	3,000
	6,982	388	4,882	12,252

Impairment on short-term prepaid deposits during the second quarter of 2023

i.	Background

In 2022, the Company entered into agreements with external import brokers to be able to proceed with the importation of its miners into Argentina. Under the agreements, the Company was required to make advance deposits to the external import brokers, which were classified as short-term prepaid deposits on the consolidated statements of financial position. During the second quarter of 2023, the Company decided to terminate the importation agreements with the external import brokers as of June 30, 2023.

ii.	Impairment loss

The Company assumed the cost of terminating the importation agreements with the brokers in order to execute its new importation strategy, resulting in the Company forgoing a deposits balance of $6,982. Accordingly, during the second quarter of 2023, the Company impaired $6,982 of short-term prepaid deposits. This impairment is presented in the consolidated statements of profit or loss and comprehensive profit or loss under Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets.

41	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 11:	IMPAIRMENT (Continued)

2023 impairment loss (Continued)

Impairment on mineral assets during the second quarter of 2023

i.	Background

The Suni mineral asset was acquired in connection with the reverse acquisition of Bitfarms Ltd (Israel) on April 12, 2018, and its value at the time was estimated at $9,000 based on an independent appraiser’s valuation. Suni is an iron ore deposit located in Canada that was held by the acquiree. Since its acquisition, following the presence of impairment indicators, the Suni mineral asset was written down to a net book value of $3,000 as of December 31, 2022.

ii.	Impairment loss

During the second quarter of 2023, in connection with the planned disposal of the Suni mineral asset, Management tested the CGU for impairment, resulting in a further impairment charge of $3,000 and reducing the carrying amount to nil. This impairment charge is presented in the consolidated statements of profit or loss and comprehensive profit or loss under Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets. On July 27, 2023, the Company sold the Suni mineral asset for a nominal amount to a third party.

Impairment on electrical components during the fourth quarter of 2023

i.	Background

During the third quarter of 2023, the Company de-energized its 2 MW immersion cooling pilot project in Washington State as the equipment did not perform to the Company’s expectations of performance and costs. With the de-energization of the immersion cooling pilot project, the 2 MW of hydro-electricity remains available to the Company to use in the future.

ii.	Impairment loss

During the fourth quarter of 2023, in connection with the planned disposal of the de-energized immersion cooling electrical components, Management tested those assets for impairment, resulting in an impairment charge of $1,882 before being reclassified to assets held for sale. This impairment charge is presented in the consolidated statements of profit or loss and comprehensive profit or loss under Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets.

42	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 12:	PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2024 and December 31, 2023, PPE consisted of the following:

	Notes	BVVE	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2024		354,803	—	5,740	50,728	1,262	412,533
Additions		294,311	—	29,114	10,228	529	334,182
Dispositions		(433)	—	—	(560)	(25)	(1,018)
Transfer to assets held for sale	10	(208,471)	—	—	—	—	(208,471)
Effect of change in discount rate in asset retirement obligations	21	—	—	—	88	—	88
Sales tax recovery	29	(14,763)	—	(428)	(657)	(18)	(15,866)
Balance as of December 31, 2024		425,447	—	34,426	59,827	1,748	521,448

Accumulated Depreciation
Balance as of January 1, 2024		199,794	—	424	25,656	647	226,521
Depreciation	29, 31	141,219	—	423	4,166	222	146,030
Sales tax recovery - depreciation	29, 31	(8,624)	—	(28)	(104)	(4)	(8,760)
Dispositions		(62)	—	—	(423)	(16)	(501)
Transfer to assets held for sale	10	(197,199)	—	—	—	—	(197,199)
Impairment on deposits transferred to PPE		6,750	—	—	82	—	6,832
Balance as of December 31, 2024		141,878	—	819	29,377	849	172,923

Net book value as of December 31, 2024		283,569	—	33,607	30,450	899	348,525

	Notes	BVVE	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2023		308,205	9,000	4,392	45,278	1,082	367,957
Additions		63,598	—	1,348	5,924	272	71,142
Additions related to asset acquisitions	5	13	—	—	30	—	43
Dispositions		(7,325)	(9,000)	—	(5)	(92)	(16,422)
Transfer to assets held for sale	10	(9,688)	—	—	—	—	(9,688)
Effect of change in discount rate in asset retirement obligations	21	—	—	—	(499)	—	(499)
Balance as of December 31, 2023		354,803	—	5,740	50,728	1,262	412,533

Accumulated Depreciation
Balance as of January 1, 2023		120,097	6,000	270	21,636	526	148,529
Depreciation	29, 31	77,551	—	154	3,556	194	81,455
Dispositions		(5,756)	(9,000)	—	(5)	(73)	(14,834)
Transfer to assets held for sale	10	(8,418)	—	—	—	—	(8,418)
Impairment	11	1,882	3,000	—	—	—	4,882
Impairment on deposits transferred to PPE		14,438	—	—	469	—	14,907
Balance as of December 31, 2023		199,794	—	424	25,656	647	226,521

Net book value as of December 31, 2023		155,009	—	5,316	25,072	615	186,012

43	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 12:	PROPERTY, PLANT AND EQUIPMENT (Continued)

Miners

Further details of the quantity and models of BTC Miners held by the Company as of December 31, 2024 and December 31, 2023 are as follows:

	Notes	MicroBT WhatsMiner*	Bitmain S19j Pro	Bitmain T21	Bitmain S21**	Total
Quantity as of January 1, 2024		51,738	16,361	—	—	68,099
Additions		1,943	—	62,443	9,363	73,749
Dispositions		(15,830)	(699)	—	—	(16,529)
Quantity as of December 31, 2024		37,851	15,662	62,443	9,363	125,319
Classified as assets held for sale	10	(24,927)	(7,996)	—	—	(32,923)
Presented as property, plant and equipment		12,924	7,666	62,443	9,363	92,396

*	Includes 23,106 M30 of which 15,226 are classified as assets held for sale, 10,329 M31 of which 9,169 are classified as assets held for sale, 2,473 M50 of which 532 are classified as assets held for sale and 1,943 M53 Miners.

**	Includes 3,975 S21, 4,523 S21 Pro and 865 S21 Hydro Miners.

Refer to Note 10 for more details on assets held for sale.

	Notes	MicroBT WhatsMiner*	Bitmain S19j Pro	Innosilicon T3 & T2T	Bitmain S19XP	Total
Quantity as of January 1, 2023		45,375	7,172	5,711	—	58,258
Additions		8,281	9,289	—	409	17,979
Dispositions		(1,918)	(100)	(5,711)	(409)	(8,138)
Quantity as of December 31, 2023		51,738	16,361	—	—	68,099
Classified as assets held for sale	10	(731)	(300)	—	—	(1,031)
Presented as property, plant and equipment		51,007	16,061	—	—	67,068

*	Includes 731 M20S classified as assets held for sale, 36,018 M30S, 12,517 M31S and 2,473 M50 Miners.

Refer to Note 10 for more details on assets held for sale.

44	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 12:	PROPERTY, PLANT AND EQUIPMENT (Continued)

Changes in the useful life, residual value and depreciation method of certain Miners in the first quarter of 2024

i.	Background

During the first quarter of 2024, the Company exercised its purchase option for 28,000 Bitmain T21 Miners and entered into purchase agreements to acquire 19,280 Bitmain T21 Miners, 3,888 Bitmain S21 Miners and 740 Bitmain S21 Hydro Miners. Refer to Note 14 for more details. The Company intends to liquidate its older Miners that are expected to be replaced with the Bitmain T21 Miners, Bitmain S21 Miners, Bitmain S21 Hydro Miners and other Hydro Miners. Refer to Note 10 for more details about the Miners held for sale.

ii.	Accelerated depreciation

The older Miners will remain in service until the new Miners are installed to replace them. The Company has changed the usage and the retention strategy of the older Miners and, accordingly, revised their specific useful life, residual value and depreciation method.

The changes are summarized as follows:

●	decreasing the specific useful life of the older Miners from five years to two years to reflect their eventual disposal in 2024;
●	decreasing the residual values to reflect the expected proceeds from the eventual disposals; and
●	accelerating the depreciation method from sum-of-years over five years to straight-line method over two years to represent the change in pattern in which their future economic benefits are expected to be consumed by the Company.

During the year ended December 31, 2024, the Company recorded accelerated depreciation of $77,600 on its older Miners. These older Miners assets were fully depreciated to their residual values by the end of 2024 and no effect is expected in future periods.

The decision to replace the older Miners, as well as a review of the useful life, residual value and depreciation method were indicators for impairment testing during the first quarter of 2024. As a result, the Company performed evaluations of the recoverable amount of the assets for operating the data centers separately in Canada, United States, Argentina and Paraguay. Based on its calculations, which were based on discounted cash flow models, the Company determined that no impairment loss should be recorded.

Change in the useful life, depreciation method and residual values of all Miners in the fourth quarter of 2024

In the fourth quarter of 2024, as part of the Company’s annual review of its estimates used to account for property, plant and equipment, the Company reassessed the depreciation method, the useful life and the residual values of BVVE.

During 2024, the Company made the strategic decisions to i) replace older Miners before the end of their initial useful life as explained above and ii) amend on November 12, 2024 the Purchase Option and the March 2024 Purchase Order and upgrade 18,853 Bitmain T21 Miners with 18,853 Bitmain S21 Pro Miners. Refer to Note 14 for more details.

45	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 12:	PROPERTY, PLANT AND EQUIPMENT (Continued)

Change in the useful life, depreciation method and residual values of all Miners in the fourth quarter of 2024 (Continued)

The Company concluded that the expected average useful life of Miners is less than 5 years and the sum-of-year method does not best reflect the pattern of consumption of its future economic benefits.

Accordingly, the Company modified the useful life of the Miners from 5 to 3 years and the depreciation method from sum-of-years to the straight-line method. The residual values of the Miners remained nil.

In addition, the depreciation method of the mining-related equipment was modified from sum-of-years to the straight-line method.

All these modifications represent changes in accounting estimates and were applied prospectively, starting December 1, 2024, resulting in an additional depreciation expense of $2,061 during the year ended December 31, 2024.

NOTE 13: INTANGIBLE ASSETS

	Notes	Systems software	Access rights to electricity	Total
Cost
Balance as of January 1, 2024		5,150	3,801	8,951
Additions		—	912	912
Balance as of December 31, 2024		5,150	4,713	9,863

Accumulated amortization
Balance as of January 1, 2024		5,138	113	5,251
Amortization		12	561	573
Balance as of December 31, 2024		5,150	674	5,824

Net book value as of December 31, 2024		—	4,039	4,039
		Systems software	Access rights to electricity	Total
Cost
Balance as of January 1, 2023		5,150	—	5,150
Additions related to asset acquisitions	5	—	3,801	3,801
Balance as of December 31, 2023		5,150	3,801	8,951

Accumulated amortization
Balance as of January 1, 2023		5,117	—	5,117
Amortization		21	113	134
Balance as of December 31, 2023		5,138	113	5,251

Net book value as of December 31, 2023		12	3,688	3,700

46	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 13:	INTANGIBLE ASSETS (Continued)

2024 additions related to access rights to electricity

In April 2023, the Company received approval from the power supplier in Washington State, United States, for a 6 MW expansion. During the second quarter of 2023, the Company began constructing an additional data center on Company-owned land and paid $912 to the power supplier for establishing the connection, which was capitalized as long-term deposits, equipment, prepayments and other. During the year ended December 31, 2024, the power supplier established the electricity connection, allowing the Company to access the 6 MW of hydro power capacity. As a result, the balance of $912 was reclassified from long-term deposits, equipment, prepayments and other to intangible assets.

2023 additions related to acquisitions of assets

During the year ended December 31, 2023, the Company made three acquisitions of groups of assets, resulting in additional access rights to electricity. The access rights represent a contractual right to hydro power capacity and are classified as intangible assets. The assets acquired, including the intangible assets, and the liabilities assumed were recognized and measured by allocating the fair value of the consideration paid to their relative fair values at the closing date of the transactions. Refer to Note 5 for more details.

The following table summarizes the access rights to electricity:

Year	Location	Additions to intangibles ($)	Original capacity		Term of contractual access rights	Amortization method and period
2024	Washington State, United States	912	6 MW		No termination date	Declining balance 4%
		912	6 MW

2023	Baie-Comeau, Quebec, Canada	2,315	22 MW		No termination date	Straight-line over the lease term of the data center
2023	Paso Pe, Paraguay	1,065	50 MW	*	Ending in December 31, 2027	Straight-line over the access rights period
2023	Yguazu, Paraguay	421	100 MW	**	Ending in December 31, 2027	Straight-line over the access rights period
		3,801	172 MW

		4,713	178 MW

*	In November 2023, the Company finalized an amendment to the existing contract for an additional 20 MW of energy capacity for a total capacity of 70 MW.

**	In May 2024, the Company finalized an amendment to the existing contract for an additional 100 MW of energy capacity for a total capacity of 200 MW.

47	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 14:	LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS AND OTHER

	As of December 31,	As of December 31,
	2024	2023
Security deposits for insurance and rent	4,513	4,624
Equipment and construction prepayments	51,854	39,813
	56,367	44,437

Equipment and construction prepayments

The following table details the equipment and construction prepayments:

		As of December 31,	As of December 31,
		2024	2023
Miner credits	i.	—	11,330
Bitmain T21 & S21 Pro Miners Purchase Order and Purchase Option	ii.	—	16,912
March 2024 Purchase Order	iii.	34,791	—
Other BVVE and electrical components	iv.	3,499	4,400
Construction work and materials	v.	13,564	7,171
		51,854	39,813

i.	Miner credits

In December 2022, the Company renegotiated its previous purchase agreements for 48,000 Miners by extinguishing the outstanding commitments of $45,350 without penalty and establishing a $22,376 credit for deposits previously made. The Company received $3,279 of Miners, reducing the outstanding credit balance to $19,097 at December 31, 2022, which was fully utilized during 2023 for the acquisition of Hydro Miners and hydro containers. These items were received during the year ended December 31, 2024 and the long-term deposit balance was reduced to nil upon the transfer to property, plant and equipment.

ii.	Bitmain T21 & S21 Pro Miners Purchase Order and Purchase Option

During the fourth quarter of 2023, the Company placed a firm purchase order for approximately 35,888 Bitmain T21 Miners (the “Purchase Order”) totaling $95,462 with deliveries scheduled from March 2024 to June 2024 and made a non-refundable deposit of $9,464. In addition, the Company secured a purchase option for approximately an additional 28,000 Bitmain T21 Miners (the “Purchase Option”) totaling $74,480 and made a non-refundable deposit of $7,448. This Purchase Option gives the Company the right, exercisable until December 31, 2024, but not the obligation, to purchase up to 28,000 additional Bitmain T21 Miners. The total hashrate from the Miners received should correspond to the total hashrate specified in the initial agreements. The quantity of Miners received may vary based on the individual specifications of each Miner.

During the first quarter of 2024, the Company fully exercised the Purchase Option with deliveries initially scheduled for September and October 2024. In November 2024, the Company amended the Purchase Option and upgraded 6,000 Bitmain T21 Miners to 6,000 Bitmain S21 Pro Miners for $10,576.

48	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 14:	LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS AND OTHER (Continued)

Equipment and construction prepayments (Continued)

ii.	Bitmain T21 & S21 Pro Miners Purchase Order and Purchase Option (Continued)

During the year ended December 31, 2024, the Company made additional deposits of $153,030 towards the Purchase Order and the Purchase Option, of which approximately 58,123 Bitmain T21 Miners with a cost of $153,987 were received and 3,604 Bitmain S21 Pro Miners with a cost of $15,955 were received or in transit.

As of December 31, 2024, the deposit balance for the Purchase Order and the Purchase Option is detailed as follows:

As of December 31,
2024
Non-refundable deposit on the Purchase Order made in 2023	9,464
Non-refundable deposit on the Purchase Option made in 2023	7,448
Non-refundable deposit on the Purchase Order and the Purchase Option made in 2024	153,030
Bitmain T21 Miners received	(153,987)
Bitmain S21 Pro Miners received or in transit	(15,955)
—

iii.	March 2024 Purchase Order

During the first quarter of 2024, the Company purchased approximately an additional 19,280 Bitmain T21 Miners, 3,888 Bitmain S21 Miners and 740 Bitmain S21 Hydro Miners (collectively defined as the “March 2024 Purchase Order”) for $51,285, $13,608 and $4,338, respectively, with deliveries scheduled from April 2024 to November 2024. In November 2024, the Company amended the March 2024 Purchase Order and upgraded approximately 12,853 Bitmain T21 Miners to 12,853 S21 Pro Miners for $22,654. The amendment had an embedded derivative for the BTC Redemption Option, as described in Note 9. The BTC Redemption Option was initially recognized at a fair value of $1,349 reducing the Company’s Long-term deposits, equipment prepayments and other.

During the year ended December 31, 2024, the Company made deposits of $91,886 towards the March 2024 Purchase Order, of which approximately 4,317 Bitmain T21 Miners with a cost $11,072, 3,975 Bitmain S21 Miners with a cost of $13,608, 919 Bitmain S21 Pro Miners with a cost of $4,068 and 762 Bitmain S21 Hydro Miners with a cost of $4,338 were received or in transit.

As of December 31, 2024, the deposit balance for the March 2024 Purchase Order was $34,791. The total hashrate from the Miners received should correspond to the total hashrate specified in the initial agreements. The quantity of Miners received may vary based on the individual specifications of each Miner. As of December 31, 2024, the deposit balance for the March 2024 Purchase Order is detailed as follows:

As of December 31,
2024
Non-refundable deposit on the March 2024 Purchase Order	69,231
Bitmain T21 Miners received or in transit	(11,077)
Bitmain S21 Miners received	(13,608)
Bitmain S21 Pro Miners received or in transit	(4,068)
Bitmain S21 Hydro Miners received	(4,338)
Initial fair value of BTC Redemption Option	(1,349)
34,791

49	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 14:	LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS AND OTHER (Continued)

Equipment and construction prepayments (Continued)

iv.	Other BVVE and electrical components

As of December 31, 2024, the Company had deposits for other BVVE and electrical components in the amount of $3,499.

v.	Construction work and materials

As of December 31, 2024, the Company had deposits for construction work and materials in the amount of $13,564, mainly for the Paraguay and United States expansions.

Commitments

As of December 31, 2024, the Company’s total remaining payment obligations in connection with the amended Purchase Option and the March 2024 Purchase Order was $33,200. As described in Note 8 and 9, in November 2024, the Company transferred 351 BTC which can be redeemed in four installments. The Company is not obligated to redeem all of the BTC installments. If the Company elects not to redeem one of the BTC Installments, the Company forfeits the right to redeem the remaining BTC Installments. In January 2025, the Company exercised the first BTC Installment. Refer to Note 32 for more details.

Contingent liability

In 2021, the Company imported Miners into Washington State, United States, that the vendor located in China claimed originated in Malaysia. In early 2022, U.S. Customs and Border Protection challenged the origination of the Miners, asserting that the Miners were manufactured in China, and notified the Company of a potential assessment of a U.S. importation duty of 25%.

During the third quarter of 2023 and the first quarter of 2025, the Company submitted supporting documentation to U.S. Customs and Border Protection in defense of its position that the Miners were manufactured outside China and the associated custom duties in the amount of $9,424 do not apply. While the final outcome of this matter is uncertain at this time, Management has determined it is not probable that it will result in a future cash outflow for the Company and, as such, no provision was recorded as of December 31, 2024.

50	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 15:	REFUNDABLE DEPOSITS

	As of December 31,	As of December 31,
	2024	2023
Security deposits for energy	7,740	277
Refundable Hosting Deposits	14,216	—
	21,956	277

Security deposits for energy

The security deposits for energy consumption at its operational Paso Pe data center and at its future Yguazu data center in Paraguay totaled $5,931 and $3,379, respectively. On May 13, 2024, the Company amended its power purchase agreement (“PPA”) for its Yguazu data center to increase the contracted power from 100 MW to 200 MW beginning on January 1, 2025. The Company is required to pay security deposits totaling $16,245 between June 2024 and April 2025 for future electricity consumption. The security deposits paid to the energy supplier are refundable at the end of the contract term in December 2027 assuming the Company draws power based on the agreed upon schedule and is not in breach of other clauses in the PPA.

Refundable Hosting Deposits

i.	Panther Creek Hosting Agreement

In September 2024, the Company entered into a Miner hosting agreement (“Panther Creek Hosting Agreement”) with Stronghold Digital Mining Hosting, LLC, a subsidiary of Stronghold Digital Mining, Inc. (together referred to as “Stronghold”), which commenced on October 1, 2024. In connection with the execution of the Hosting Agreement, the Company deposited $7,800 with Stronghold (“Panther Creek Refundable Deposit”).

ii.	Scrubgrass Hosting Agreement

In October 2024, the Company entered into a second Miner hosting agreement (“Scrubgrass Hosting Agreement”) with Stronghold, which commenced on November 1, 2024. In connection with the execution of the Scrubgrass Hosting Agreement, Bitfarms deposited $7,800 with Stronghold (“Scrubgrass Refundable Deposit”).

iii.	Terms of the Panther Creek Refundable Deposit and the Scrubgrass Refundable Deposit (collectively, the “Refundable Hosting Deposits”)

The Refundable Hosting Deposits are equal to the approximate estimated cost of power for three months of operations of the Company’s Miners, which will be repaid in full to the Company within one business day from the end of the initial term expiring on December 31, 2025. The Refundable Hosting Deposits bear an annual interest rate at Secured Overnight Financing Rate (“SOFR”) + 1% (the “Annual Interest Rate”).

The Refundable Hosting Deposits are accounted for as financial assets and recorded at fair value on initial recognition based on the contractual right to receive only each refundable hosting deposit plus interest at the end of the term.

The Annual Interest Rate is lower than the rate used in determining the fair value, resulting in the Panther Creek Refundable Deposit and the Scrubgrass Refundable Deposit being recorded at a fair value of $7,125 and $7,542, respectively, upon initial recognition. Subsequently, the Refundable Deposits are recorded at amortized cost. Refer to Note 23 for more details.

51	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 16:	TRADE PAYABLES AND ACCRUED LIABILITIES

	As of December 31,	As of December 31,
	2024	2023
Trade accounts payable and accrued liabilities	21,915	9,077
BTC option contracts payable	243	—
Government remittances*	3,736	11,662
	25,894	20,739

*	Refer to Note 29b for more details about the reversal of Canadian government remittances payable.

NOTE 17:	WARRANT LIABILITIES

The fair value of warrant liabilities is as follows:

	As of December 31,	As of December 31,
	2024	2023
2023 private placement	8,013	34,276
2021 private placements	—	6,150
	8,013	40,426

In November 2023, the Company completed a private placement that included 22,222,223 warrants and 3,000,000 broker warrants to purchase common shares (the “2023 private placement”). The warrants and broker warrants are convertible for a fixed number of common shares of the Company but have a contingent cashless exercise clause which results in a classification of the warrants and broker warrants as a financial liability and measurement of such warrants at fair value through profit or loss recognized in Net financial income (expenses).

52	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 17:	WARRANT LIABILITIES (Continued)

Details of the outstanding warrants are as follows:

	Year ended December 31,
	2024		2023
	Number of warrants	Weighted average exercise price (USD)	Number of warrants	Weighted average exercise price (USD)
Outstanding, January 1,	35,105,390	2.83	19,152,797	4.21
Granted	—	—	25,222,223	1.18
Exercised	(5,111,111)	1.17	(9,269,630)	1.18
Expired	(19,152,797)	4.21	—	—
Outstanding, December 31,	10,841,482	1.17	35,105,390	2.83

The weighted average contractual life of the warrants as of December 31, 2024, was 1.9 years (December 31, 2023: 1.6 years).

On January 7, 2024, 96,000 broker warrants from the January 7, 2021 private placement expired and were derecognized during the first quarter of 2024, which resulted in a non-cash gain on revaluation of warrants of $61 included in Net financial income (expenses) during the year ended December 31, 2024.

In February 2024, 5,000,000 warrants and 111,111 broker warrants related to the 2023 private placement were exercised resulting in the issuance of 5,111,111 common shares for proceeds of approximately $5,986.

On March 11, 2024, 25,000 warrants relating to the acquisition of the Garlock building in Sherbrooke, Quebec, Canada issued during the first quarter of 2022 expired. These warrants were recorded as equity instruments.

On May 17, 2024, 10,613,208 warrants and 1,132,076 broker warrants from the May 17, 2021 private placement expired and were derecognized during the second quarter of 2024, which resulted in a non-cash gain on revaluation of warrants of $1,739 in Net financial income (expenses) during the year ended December 31, 2024.

On July 10, 2024, 558,660 warrants and 446,927 broker warrants from the January 10, 2021 private placements expired and were derecognized during the third quarter of 2024, which resulted in a non-cash gain on revaluation of warrants of $505 in Net financial income (expenses) during the year ended December 31, 2024.

On August 7, 2024, 6,156,070 warrants and 124,856 broker warrants from the February 7, 2021 private placements expired and were derecognized during the third quarter of 2024, which resulted in a non-cash gain on revaluation of warrants of $3,412 in Net financial income (expenses) during the year ended December 31, 2024.

53	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 17:	WARRANT LIABILITIES (Continued)

The Black-Scholes model and inputs below were used in determining the weighted average values of the warrants and broker warrants prior to their derecognition, which resulted in a non-cash loss on revaluation of warrants of $1,836 (year ended December 31, 2023: $19,359) included in Net financial income (expenses).

2023 warrants and broker warrants

	Remeasurement on settlement of warrants	Remeasurement at period end
Measurement date	February 12 to 28, 2024	December 31, 2024	December 31, 2023
Dividend yield (%)	—	—	—
Expected share price volatility (%)	87%	77%	91%
Risk-free interest rate (%)	4.67%	4.27%	4.23%
Expected life of warrants (years)	2.74	1.89	2.90
Share price (CAD)	4.42	2.13	3.85
Exercise price (USD)	1.17	1.17	1.17
Fair value of warrants (USD)	2.51	0.74	2.15
Number of warrants (exercised) outstanding	(5,111,111)	10,841,482	15,952,593

2021 warrants and broker warrants

Remeasurement at period end
Measurement date	December 31, 2023
Dividend yield (%)	—
Expected share price volatility (%)	82%
Risk-free interest rate (%)	4.23%
Expected life of warrants (years)	0.46
Share price (CAD)	3.85
Exercise price (USD)	4.20
Fair value of warrants (USD)	0.32
Number of warrants outstanding	19,127,797

54	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 18:	LONG-TERM DEBT

	As of December 31,	As of December 31,
	2024	2023
Building financing	1,576	—
Equipment financing	—	4,022
Total long-term debt	1,576	4,022
Less current portion of long-term debt	(146)	(4,022)
Non-current portion of long-term debt	1,430	—

Movement in long-term debt is as follows:

	As of December 31,	As of December 31
	2024	2023
Balance as of January 1,	4,022	47,147
Issuance of long-term debt	1,695	—
Payments	(4,435)	(33,233)
Gain on extinguishment of long-term debt	—	(12,580)
Interest on long-term debt	294	2,688
Balance as of period end	1,576	4,022

a.	Building financing

In March 2024, the Company sold its Garlock building in Sherbrooke, Quebec, Canada for $1,695 and immediately leased it back for 10 years. Since the lease agreement included a substantive repurchase option of the building in a form of a call option, the Company has not transferred the control of the asset to the buyer, and the transaction does not qualify as a sale. Accordingly, it is accounted for as a financing arrangement for the proceeds received from the buyer, and the building continues to be recognized as property, plant and equipment of the Company.

b.	Equipment financing activity

Repayment of NYDIG Loan

In June 2022, Backbone entered into an equipment financing agreement, referred to as the “NYDIG Loan”, for gross proceeds of $36,860 collateralized by 10,395 WhatsMiner M30S Miners. The net proceeds received by the Company were $36,123, net of origination and closing fees of $737. As part of the agreement, the Company was required to maintain in a segregated wallet an approximate quantity of BTC whose value equates to at least one month of interest and principal payments on the outstanding loan. The pledged BTC was held in a segregated Coinbase Custody account and owned by the Company unless there was an event of default under the NYDIG Loan.

During the first quarter of 2024, the NYDIG Loan balance was fully repaid, and the Company’s Miners collateralizing the loan and BTC collateralized became unencumbered.

55	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 18:	LONG-TERM DEBT (Continued)

b.	Equipment financing activity (Continued)

Repayment of Foundry Loans #2, #3 and #4

In April and May 2021, the Company entered into four loan agreements for the acquisition of 2,465 WhatsMiner Miners referred to as “Foundry Loans #1, #2, #3 and #4.” During 2022, Foundry Loan #1 matured and was fully repaid. In January 2023, the principal amounts of the remaining Foundry Loans #2, #3 and #4 were fully repaid before their maturity date with forgiveness of prepayment penalties totaling $829.

Settlement of the loan with BlockFi Lending LLC (“BlockFi”)

In February 2022, Backbone Mining entered into an equipment financing agreement for gross proceeds of $32,000 collateralized by 6,100 Bitmain S19j Pro Miners referred to as the “BlockFi Loan”. The net proceeds received by the Company were $30,994 after capitalizing origination, closing and other transaction fees of $1,006.

In December 2022, Backbone Mining ceased making installment payments, which constituted a default under the loan agreement, and the BlockFi Loan was classified as current.

In February 2023, BlockFi and the Company negotiated a settlement of the loan in its entirety with a then- outstanding debt balance of $20,330 for cash consideration of $7,750, discharging Backbone Mining of all further obligations and resulting in a gain on extinguishment of long-term debt of $12,580 recognized in Net financial (expenses) income in the consolidated statements of profit or loss and comprehensive profit or loss during the year ended December 31, 2023. Upon settlement, all of Backbone Mining’s assets, including the 6,100 Miners collateralizing the loan, were unencumbered.

56	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 19:	LEASES

Set out below are the carrying amounts of the Company’s ROU assets and lease liabilities and their activity during the years ended December 31, 2024 and 2023:

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As of January 1, 2024	13,762	544	9	14,315	15,850
Additions, extensions and modifications to ROU assets	12,077	129	—	12,206	9,919
Depreciation	(2,865)	(250)	(9)	(3,124)	—
Lease termination	(373)	(4)	—	(377)	(518)
Payments	—	—	—	—	(3,667)
Interest	—	—	—	—	1,444
Foreign exchange	—	—	—	—	(1,189)
As of December 31, 2024	22,601	419	—	23,020	21,839
Less current portion of lease liabilities					(2,089)
Non-current portion of lease liabilities					19,750

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As of January 1, 2023	15,694	265	405	16,364	17,864
Additions and extensions to ROU assets	1,020	534	—	1,554	1,553
Reclass to property, plant and equipment	—	—	(364)	(364)	—
Depreciation	(2,952)	(213)	(32)	(3,197)	—
Lease termination	—	(42)	—	(42)	(23)
Payments	—	—	—	—	(5,025)
Gain on extinguishment of lease liabilities	—	—	—	—	(255)
Interest	—	—	—	—	1,391
Foreign exchange	—	—	—	—	345
As of December 31, 2023	13,762	544	9	14,315	15,850
Less current portion of lease liabilities					(2,857)
Non-current portion of lease liabilities					12,993

a.	2024 lease activities

Sharon lease agreement

On August 27, 2024, the Company entered into an agreement to lease an industrialized site in Sharon, Pennsylvania, United States, providing the Company immediate capacity of 12 MW of electricity and potential for up to an additional 98 MW for a total 110 MW of development capacity by 2026.

Upon signing the lease agreement, the Company issued 1,532,745 common shares with a total value of $3,000 as a non-refundable deposit which was capitalized as part of the ROU asset. The initial lease term is five years with options to renew for a total of seventeen years along with an option to purchase the site at fair market value through the lease term or upon a change of control, as defined therein. The lease has variable minimum monthly payments increasing over the term of the lease from $33 to $138, with annual adjustments beginning after the third year. Prior to June 30, 2026, monthly lease payments can fluctuate based on the energized MW.

On initial recognition, the Company recognized $11,390 of ROU asset and $8,240 of lease liability with the difference of $3,000 recorded in share capital as explained above and in Note 22.

57	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 19:	LEASES (Continued)

a.	2024 lease activities (Continued)

Magog lease agreement

In November 2024, the Company agreed to terminate its lease for the data center in Magog, Quebec, Canada, and forfeit its fixed price purchase option in exchange for $714 (CAD$1,000) from the landlord. Concurrently, the Company signed a new lease with the same party with an initial term of 10 years with monthly payments totaling $17 (CAD$24) which took effect on December 1, 2024 and maintain an option to purchase the site at fair market value for the duration of the lease.

The new lease agreement is considered a lease modification that resulted in the remeasurement of the lease liability by discounting the revised lease payments in addition with a corresponding adjustment made to the ROU asset of $708. The $714 payment from the landlord is considered a lease incentive which reduced the ROU asset carrying amount.

b.	2023 lease activities

Reliz Lease

In February 2023, the Company negotiated a modification to its lease agreement with Reliz Ltd. (where BlockFi was the lender to Reliz Ltd.) in order to settle its outstanding lease liability of $373 for a payment of $118. Refer to Note 29 for more details.

Baie-Comeau

On July 5, 2023, in conjunction with the Baie-Comeau acquisition described in Note 5, the Company entered into a lease agreement with a third party for a site to install the infrastructure to operate the acquired capacity. The lease agreement is for an industrial site in Baie-Comeau, Quebec, Canada, for an initial term of 10 years at $16 (CAD$21) a month with an annual adjustment at the lesser of (i) the change in the Consumer Price Index and (ii) 3%. The lease agreement also provides the Company with the option to purchase the site for $2,248 (CAD$3,000) with an annual adjustment at the lesser of (i) the change in the Consumer Price Index and (ii) 3% throughout the lease term.

58	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 20:	INCOME TAXES

Current and deferred income tax (expense) recovery

	Year ended December 31,
	2024	2023
Current tax (expense) recovery:
Current year	(498)	(2,679)
Prior year	748	(252)
	250	(2,931)

Deferred tax recovery (expense):
Current year	14,845	4,703
Prior year	(805)	(1,371)
	14,040	3,332
	14,290	401

Effective tax rate

	Year ended December 31,
	2024		2023
Income tax recovery at statutory rate of 26.5%	18,114	26.5%	28,971	26.5%
Increase (decrease) in taxes resulting from:
Foreign tax rate differential	(2,900)	(4.2)%	103	0.1%
Prior year	(57)	(0.1)%	(1,623)	(1.5)%
Non-taxable warrant loss (gain) and other permanent differences	13,207	19.3%	(23,391)	(21.4)%
Deferred tax asset not recognized	(14,074)	(20.6)%	(3,659)	(3.3)%
	14,290	20.9%	401	0.4%

Deferred tax assets and liabilities

Deferred taxes are computed at a tax rate of 26.5% based on tax rates expected to apply at the time of realization. Deferred taxes relate primarily to the timing differences on recognition of expenses relating to the depreciation of fixed assets, loss carryforwards and professional fees relating to the Company’s equity activity that are recorded as a reduction of equity.

As at December 31, 2024, the Company has analyzed the recoverability of its deferred tax assets and has concluded that it is not more likely than not that sufficient taxable profit is expected to utilize these deferred tax assets.

59	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 20:	INCOME TAXES (Continued)

Deferred tax assets and liabilities (Continued)

Movement in deferred tax asset for the years ending December 31, 2024 and 2023, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Operating losses carried forward	Lease liability	Asset Retirement provision	Financing fees	PPE	Reserves and other	Total
As of January 1, 2023	—	4,161	126	—	10,538	12,623	27,448
Credited to statements of profit or loss	52,743	(141)	14	3,332	(5,884)	(6,564)	43,500
Deferred tax asset derecognized in the statements of profit or loss	(45,377)	—	—	—	—	—	(45,377)
Deferred tax asset derecognized in the statements of equity	—	—	—	(3,332)	—	—	(3,332)
As of December 31, 2023	7,366	4,020	140	—	4,654	6,059	22,239
Credited to statements of profit or loss	50,236	936	(1)	1,791	4,074	(1,109)	55,927
Credited to statements of equity	—	—	—	2,500	—	—	2,500
Deferred tax asset derecognized in the statements of profit or loss	(53,558)	—	—	(1,791)	—	—	(55,349)
Deferred tax asset derecognized in the statements of equity	—	—	—	(2,500)	—	—	(2,500)
As of December 31, 2024	4,044	4,956	139	—	8,728	4,950	22,817
Offsetting deferred tax liabilities as of December 31, 2024							(22,817)
Net deferred tax assets as of December 31, 2024							—

Movement in deferred tax liability for the years ending December 31, 2024 and 2023, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	PPE	ROU Asset	Reserves and other	Total
As of January 1, 2023	21,518	5,930	—	27,448
Credited to statements of profit or loss	(4,164)	(2,333)	1,288	(5,209)
As of December 31, 2023	17,354	3,597	1,288	22,239
Credited to statements of profit or loss	(14,634)	1,657	(484)	(13,461)
Charged to other comprehensive income	—	—	14,104	14,104
As of December 31, 2024	2,720	5,254	14,908	22,882
Offsetting deferred tax assets as of December 31, 2024				(22,817)
Net deferred tax liabilities as of December 31, 2024				65

60	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 21:	ASSET RETIREMENT PROVISION

	As of December 31,	As of December 31,
	2024	2023
Balance as of January 1,	1,816	1,979
Additions during the period	—	209
Accretion expense	358	214
Effect of change in the foreign exchange rate	(156)	12
Effect of change in discount rate	88	(598)
Balance as of period end	2,106	1,816

As of December 31, 2024, the Company estimated the costs of restoring its leased premises to their original state at the end of their respective lease terms to be $4,326 (December 31, 2023: $4,326), discounted to present value of $2,106 (December 31, 2023: $1,816) using annual discount rates between 7% and 15% (December 31, 2023: between 7% and 17%) over the lease periods, which were estimated to range from seven to ten years depending on the location.

During the year ended December 31, 2024, the effect of the change in discount rate was accounted for as an increase in the asset retirement provision and related property, plant and equipment totaling $88.

During the year ended December 31, 2023, the effect of the change in discount rate was accounted for as a reduction of asset retirement provision totaling $598 and a decrease of $499 in the related property, plant and equipment. As the decrease in the asset retirement provision exceeded the carrying amount of the related property, plant and equipment, the excess of $99 was recognized as a gain in the consolidated statements of profit or loss and comprehensive profit or loss under Net financial expenses (income) during the year ended December 31, 2023.

NOTE 22:	SHARE CAPITAL

Common shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value and are fully paid. As of December 31, 2024, the Company had 479,332,885 issued and outstanding common shares (December 31, 2023: 334,153,330).

i.	At-The-Market Equity Offering Program (“ATM Program”)

Bitfarms commenced an ATM Program on March 11, 2024 (the “2024 ATM Program”), pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company, resulting in the Company receiving aggregate gross proceeds of up to $375,000.

During the year ended December 31, 2024, the Company issued 135,474,160 common shares in the 2024 ATM Program in exchange for gross proceeds of $299,905 at an average share price of approximately $2.21. The Company received net proceeds of $290,473 after paying commissions of $8,997 to the sales agent for the 2024 ATM Program and $435 in other transaction costs. The Company capitalized $939 of professional fees and registration expenses to initiate the 2024 ATM Program.

61	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 22:	SHARE CAPITAL (Continued)

Common shares (Continued)

i.	At-The-Market Equity Offering Program (“ATM Program”) (Continued)

During the year ended December 31, 2023, the Company issued 52,120,899 common shares in its at-the-market equity offering program that commenced on August 16, 2021 (“the 2021 ATM Program”) in exchange for gross proceeds of $70,770 at an average share price of approximately $1.36. The Company received net proceeds of $68,504 after paying commissions of $2,187 to the sales agent for the 2021 ATM Program and $79 in other transaction costs.

ii.	Stock Options

During the year ended December 31, 2024, option holders exercised stock options to acquire 2,644,873 common shares (year ended December 31, 2023: 3,047,346) resulting in proceeds of approximately $2,897 (year ended December 31, 2023: $1,999) being paid to the Company.

iii.	Warrants

In February 2024, 5,000,000 warrants and 111,111 broker warrants related to the 2023 private placement were exercised resulting in the issuance of 5,111,111 common shares for proceeds of approximately $5,986.

In December 2023, 6,962,693 warrants and 2,306,667 broker warrants related to the 2023 private placement were exercised resulting in the issuance of 9,269,360 common shares for proceeds of approximately $10,984.

iv.	Shareholder rights plan

On June 10, 2024, the Board approved a shareholder rights plan (the “June 2024 Rights Plan”). On July 24, 2024, the Capital Markets Tribunal of the Ontario Securities Commission issued an order to cease trading any securities issued, or that may be issued, in connection with or pursuant to the June 2024 Rights plan. Also on July 24, 2024, the Board approved the adoption of a new shareholder rights plan (the “July 2024 Rights Plan”), pursuant to which one right (a “Right”) will be issued and attached to each common share outstanding as at August 6, 2024 (the “Record Time”). A Right will also be attached to each common share issued after the Record Time. Subject to the terms of the July 2024 Rights Plan, the Rights become exercisable if a person (the “Acquiring Person”), along with certain related persons (including persons “acting jointly or in concert” as defined in the July 2024 Rights Plan), acquires or announces its intention to acquire 20% or more of the common shares without complying with the “Permitted Bid” provisions of the July 2024 Rights Plan. Following a transaction that results in a person becoming an Acquiring Person, the Rights entitle the holder thereof to purchase common shares at a significant discount to the market price. The July 2024 Rights Plan was subject to the acceptance of the Toronto Stock Exchange (the “TSX”) and shareholder ratification within six months of its adoption. The TSX notified the Company that the TSX would defer its consideration of the acceptance of the July 2024 Rights Plan until (a) such time as it was satisfied that the appropriate securities commission will not intervene pursuant to National Policy 62-202 and (b) the July 2024 Rights Plan was ratified by the shareholders of the Company by no later than January 24, 2025. A deferral of acceptance of the July 2024 Rights Plan by the TSX did not affect the adoption or operation of the July 2024 Rights Plan. The Board recommended that shareholders of the Company ratify the July 2024 Rights Plan, which was approved at the Company’s special meeting of shareholders on November 20, 2024.

62	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 22:	SHARE CAPITAL (Continued)

Common shares (Continued)

v.	Sharon Lease Agreement

On August 27, 2024, the Company entered into an agreement to lease an industrialized site in Sharon, Pennsylvania, United States, and issued 1,532,745 common shares with a total value of $3,000 as a non-refundable deposit. Refer to Note 19 for more details.

vi.	2023 private placement

In November 2023, the Company completed a private placement for total gross proceeds of $43,799 (CAD $60,001) in exchange for 44,444,446 common shares and 22,222,223 warrants to purchase common shares.

NOTE 23:	FINANCIAL INSTRUMENTS

a.	Measurement categories and fair value

Financial assets and financial liabilities have been classified into categories that determine their basis of measurement. The following tables show the carrying values and the fair value of assets and liabilities for each of the applicable categories:

		As of December 31,	As of December 31,
Measurement		2024	2023
Financial assets at amortized cost
Cash	Level 1	59,542	84,038
Trade receivables	Level 3	1,259	714
Other receivables	Level 3	1,387	689
Security deposits for energy	Level 2	7,740	277
Refundable Hosting Deposits	Level 2	14,216	—

Financial assets at fair value through profit and loss
Derivative assets	Level 2	3,418	1,281
Total carrying amount and fair value		87,562	86,999

Financial liabilities at amortized cost
Trade accounts payable and accrued liabilities	Level 3	22,158	9,077
Long-term debt	Level 2	1,576	4,022

Financial liabilities at fair value through profit and loss
Derivative liabilities	Level 2	128	—
Warrant liabilities	Level 2	8,013	40,426
Total carrying amount and fair value		31,875	53,525

Net carrying amount and fair value		55,687	33,474

The carrying amounts of cash, trade receivables, other receivables, security deposits for energy, Refundable Hosting Deposits, trade payables and accrued liabilities, and long-term debt presented in the table above are a reasonable approximation of their fair value.

63	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 23:	FINANCIAL INSTRUMENTS (Continued)

a.	Measurement categories and fair value (Continued)

Derivatives

i.	BTC option and selling contracts (derivatives)

The fair value of option contracts is categorized as Level 2 in the fair value hierarchy and is presented under derivative assets and liabilities in the consolidated statements of financial position when there is an outstanding contract at period end. Their fair values are a recurring measurement. Fair value of derivative financial instruments generally reflects the estimated amounts that the Company would receive or pay, taking into consideration the counterparty credit risk or the Company’s credit risk at each reporting date. The Company uses market data such as BTC option futures to estimate the fair value of option contracts at each reporting date.

ii.	BTC Redemption Option (embedded derivative)

The Supplementary Agreements explained in Note 9 provide the Company with the option to redeem the BTC Pledged at a market rate price determined when the BTC was first pledged (“Agreed BTC Price”).

The right to redeem the BTC Pledged meets the definition of an embedded derivative as the derivative that is embedded in the non-financial contract is not closely related to the host contract. The embedded derivative is recorded at fair value through profit or loss and is categorized as Level 2 in the fair value hierarchy and is presented under derivative assets and liabilities in the consolidated statements of financial position. Its fair value is a recurring measurement and is determined using a combination of the Monte Carlo simulation model to simulate the future price of BTC using probability factors and the Black-Scholes Model to estimate the value of each BTC Redemption Option.

At each reporting date, the fair value is determined by multiplying the number of redeemable BTC pledged by the present value of the difference between the Agreed BTC Price and the simulated spot price of BTC while considering the likelihood of exercising the quarterly installments, with the change in fair value recorded to Net financial income (expenses).

Subsequently, the Company exercised the first BTC Installment. Refer to Note 32 for more details.

Warrant liabilities

Warrant liabilities related to the 2021 and 2023 private placements are classified as financial liabilities at fair value through profit or loss with the change in fair value recorded to Net financial income (expenses). The fair value measurement is categorized as Level 2 in the fair value hierarchy, is a recurring measurement and is calculated using a Black-Scholes pricing model at each reporting date. Refer to Note 17 for more details.

64	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 23:	FINANCIAL INSTRUMENTS (Continued)

a.	Measurement categories and fair value (Continued)

Refundable deposits

i.	Refundable Hosting Deposits

The Refundable Hosting Deposits are measured at amortized cost using the EIR method and are classified as Level 2 according to the Company’s fair value hierarchy. Their fair values are a recurring measurement.

The valuation technique used is the income approach (discounted future cash flows) with an initial EIR greater than the SOFR + 1% rate in the Hosting Agreements. This resulted in the Panther Creek Refundable Deposit and the Scrubgrass Refundable Deposit being issued at a fair value of $7,125 and $7,542, respectively, which are both lower than the $7,800 principal amount of each deposit. Upon initial recognition of the Refundable Deposits, the difference between the fair value and principal of $675 and $258, respectively, were recognized as a loss in Net financial income (expenses) during the year ended December 31, 2024. The EIR applicable as of December 31, 2024 was 12% and 9%, respectively.

The total interest income amounted to $364 and was recognized in Net financial income (expenses) during the year ended December 31, 2024. In addition, using a general approach, the Company estimated a total ECL of $815 which was recognized in Net financial income (expenses). Refer to Note 15 for more details.

ii.	Security deposits for energy

The security deposits for energy are measured at amortized cost using the EIR method. They are classified as Level 2 according to the Company’s fair value hierarchy. Their fair values are a recurring measurement. The valuation technique used is the income approach (discounted future cash flows) with an EIR of 6% over approximately 3 years. Upon initial recognition, the difference between the fair value and principal of $1,571 was recognized as a loss in Net financial income (expenses) during the year ended December 31, 2024.

The following table details the movement in the refundable deposits:

	As of December 31,
	2024
	Panther Creek	Scrubgrass	Total Refundable Hosting Deposits	Security deposits for energy	Total refundable deposits
Balance as of January 1,	—	—	—	277	277
Additions	7,800	7,800	15,600	9,034	24,634
Initial loss on recognition	(675)	(258)	(933)	(1,571)	(2,504)
Fair value at initial recognition	7,125	7,542	14,667	7,740	22,407
Interest income	261	103	364	—	364
ECLs	(409)	(406)	(815)	—	(815)
Balance as of period end	6,977	7,239	14,216	7,740	21,956

65	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 23:	FINANCIAL INSTRUMENTS (Continued)

b.	Risk management policy

The Company is exposed to foreign currency risk, credit risk, counterparty risk, liquidity risk and concentration risk. The Company’s senior Management monitors these risks.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s functional currency is the U.S. dollar as all of its cryptocurrency Mining revenues, most of its capital expenditures and most of its financing are primarily measured or transacted in USD. The Company is exposed to variability in the Canadian dollar and Argentine peso to U.S. dollar exchange rates when making expenditures payable in CAD and ARS. The Company funds foreign currency transactions by buying the foreign currency at the spot rate when required. A 5% increase or decrease in the USD/CAD and USD/ARS exchange rates may have an impact of an increase or decrease of $15 on retained earnings at December 31, 2024 (December 31, 2023: $44).

Amounts denominated in CAD and ARS included in the consolidated statements of financial position, presented in thousands of USD, are as follows:

	As a of December 31,		As a of December 31,
	2024		2023
	CAD	ARS	CAD	ARS
Cash	5,362	1,983	8,904	183
Trade receivables	1,259	(6)	714	—
Trade payables and accrued liabilities	(5,341)	(1,385)	(8,372)	(544)
Long-term debt	(1,576)	—	—	—
	(296)	592	1,246	(361)

66	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 23:	FINANCIAL INSTRUMENTS (Continued)

b.	Risk management policy (Continued)

Credit risk and counterparty risk

Credit risk is the risk of an unexpected loss if a third party fails to meet its contractual obligations, including cash and cash equivalents. The risk regarding cash is mitigated by holding the majority of the Company’s cash with a Canadian chartered bank.

The Company is exposed to counterparty risk through the significant deposits it places with suppliers of Mining hardware to secure orders and delivery dates as well as deposits it places with construction companies and suppliers of electrical components and construction materials. The risk of a supplier failing to meet its contractual obligations may result in late deliveries or long-term deposits and equipment and construction prepayments that are not realized. The Company attempts to mitigate this risk by procuring Mining hardware from larger, more established suppliers and those with whom the Company has existing relationships and knowledge of their reputation in the market as well as by insuring deposits placed for construction work and materials.

The credit risk regarding trade receivables is derived mainly from sales to Volta’s third-party customers. The Company performs ongoing credit evaluations of its customers. The Company maintains an allowance for expected credit losses to provide for the estimated amount of doubtful of collection. The allowance for expected credit losses is based on Management’s assessment of a customer’s credit quality as well as subjective factors and trends, including the aging of receivable balances.

The credit risk regarding the Refundable Hosting Deposits is derived from the deposits made to a vendor for the Company’s hosting agreements. The Company performs ongoing credit evaluations of the vendor. The Company maintains an allowance for expected credit losses to provide for the estimated amount of doubtful collection. The allowance for expected credit losses is based on Management’s assessment of the vendor’s credit rating as well as subjective factors and trends.

The credit risk regarding the security deposits for energy is derived from deposits made to a hydroelectricity crown corporation in Paraguay. The Company determined that the credit risk is minimal because the security deposits are made to a governmental related agency in Paraguay.

67	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 23:	FINANCIAL INSTRUMENTS (Continued)

b.	Risk management policy (Continued)

Liquidity risk

Liquidity risk is a risk that the Company will not be able to pay its financial obligations when they are due. The Company’s policy is to monitor its cash balances and planned cash flows generated from operations to ensure that it maintains sufficient liquidity in order to pay its projected financial liabilities. Refer to Note 2 for more details about the Company’s liquidity.

The following are the undiscounted contractual maturities of financial liabilities and lease liabilities with estimated future interest payments as of December 31, 2024:

	2025	2026	2027	2028	2029 and thereafter	Total
Trade accounts payable and accrued liabilities	22,158	—	—	—	—	22,158
Long-term debt	156	161	165	170	2,982	3,634
Lease liabilities	3,451	4,182	4,309	3,936	16,114	31,992
	25,765	4,343	4,474	4,106	19,096	57,784

The Company does not have any future cash payments associated with warrant liabilities, and accordingly, they are not included in the table above.

Concentration risk

Concentration risk arises as a result of the concentration of exposures within the same category, whether it is geographical location, product type, industry sector or counterparty type. The cryptocurrency Mining industry is highly volatile with significant inherent risk. The Company also holds a portion of its working capital in BTC. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency Mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly negatively impact the Company’s operations and the carrying value of its assets. Starting in the first quarter of 2023, the Company purchased BTC option contracts that gave it the right, but not the obligation, to sell digital assets at a fixed price. Option contracts are used to reduce the risk of BTC price volatility and reduce the variability of cash flows resulting from future sales of digital assets. Refer to Note 9 for more details.

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BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 24:	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The following table details balances payable to related parties:

	As of December 31,	As of December 31,
	2024	2023
Trade payables and accrued liabilities
Directors’ remuneration	124	112
Director and senior management incentive plan	1,609	1,567
	1,733	1,679

Amounts due to related parties are unsecured, non-interest bearing and payable on demand.

In March 2024, the Board terminated the employment agreement of the Company’s former Chief Executive Officer (“Former CEO”). It was planned that the Former CEO would depart upon completion of an executive search and would lead the Company during the interim; however, on May 13, 2024, the Company announced the acceleration of the termination of the Former CEO effective immediately.

During the second quarter of 2024, the Company made a termination payment under the Former CEO’s employment agreement totaling $1,614 subsequent to the Former CEO’s departure. On May 10, 2024, the Former CEO filed a Statement of Claim in the Superior Court of Ontario against the Company which was settled during the third quarter of 2024 for an additional payment of $2,500 and ending any outstanding litigation or claim.

The transaction described above occurred in the normal course of operations and recognized in profit or loss under General and administrative expenses.

Compensation of key management and directors

The Company considers its Directors, Chief Officers and Vice Presidents to be key management personnel. The remuneration paid to directors and other members of key management personnel are as follows:

	Year ended December 31,
	2024	2023
Short-term benefits	1,563	1,520
Termination payments	4,114	—
Share-based payments	10,891	9,169
	16,568	10,689

69	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 25:	CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company’s capital management objectives are to maximize the return to its shareholders. The Company’s definition of capital includes all components of equity. Capital for the reporting period is summarized in Note 22 and in the Consolidated statement of changes in equity. In order to meet its objectives, the Company monitors its capital structure and makes adjustments as required in light of changes in economic conditions and the risk characteristics of the underlying assets. These objectives will be achieved by maintaining a strong capital base so as to maintain investor confidence to sustain future development of the business, maintain a flexible capital structure that optimizes the cost of capital at acceptable risk and preserves the ability to meet financial obligations as they come due and ensuring sufficient liquidity to pursue organic growth. In order to maintain or adjust the capital structure, the Company may issue new common shares or debt.

NOTE 26:	SUBSIDIARIES

In 2024, Backbone Mining established Backbone Sharon LLC (“Backbone Sharon”) which is incorporated in the State of Delaware, United States, and is a wholly owned and controlled by Backbone Mining.

In 2023, the Company acquired Orion and two corporations in Paraguay: Backbone Paso Pe and Backbone Yguazu. Refer to note 5 for more details.

The Company’s significant subsidiaries as of December 31, 2024 are as follows:

Company name	Security type	Main place of business	Securities	Equity	Voting
Backbone	Common shares	CAN	100%	100%	100%
Backbone Argentina	Ordinary shares	ARG	100%	100%	100%
Backbone Paraguay	Ordinary shares	PAR	100%	100%	100%
Backbone Mining	Common shares	USA	100%	100%	100%
Backbone Sharon	Common shares	USA	100%	100%	100%
Backbone Paso Pe	Ordinary shares	PAR	100%	100%	100%
Backbone Yguazu	Ordinary shares	PAR	100%	100%	100%
Backbone Paraguay LP	Common shares	PAR	100%	100%	100%
Orion	Common shares	CAN	100%	100%	100%
Volta	Common shares	CAN	100%	100%	100%

Substantially all of the assets, liabilities, revenues, expenses and cash flows in the consolidated financial statements are those of the entities listed in the table above. Refer to Note 30 for geographic information of revenues and property, plant and equipment.

NOTE 27:	NET LOSS PER SHARE

For the year ended December 31, 2024 and 2023, potentially dilutive securities have not been included in the calculation of diluted loss per share because their effect is anti-dilutive. The additional potentially dilutive securities that would have been included in the calculation of diluted earnings per share, had their effect not been anti-dilutive for the year ended December 31, 2024, would have totaled 12,610,966 (year ended December 31, 2023: 4,964,361).

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BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 28:	SHARE-BASED PAYMENTS

The share-based payment expense related to stock options (“Options”) and restricted stock units (“RSU”) for employees, directors, consultants and former employees received was as follows:

	Year ended December 31,
	2024	2023
Equity-settled share-based payment plans	13,949	10,915

Options

During the year ended December 31, 2024, the Board approved stock option grants to purchase 9,010,000 common shares in accordance with the Long-Term Incentive Plan (the “LTIP Plan”) adopted on May 18, 2021 (year ended December 31, 2023: 13,156,250 common shares). All Options issued according to the LTIP Plan become exercisable when they vest and can be exercised for a maximum period of 5 years from the date of the grant.

On March 31, 2023, upon the voluntary surrender by Option holders, the Company cancelled outstanding Options exercisable for 10,535,000 common shares. The Company intended, but had no obligation, to grant new Options no less than 90 days after the cancellation date of the original Options to the persons who formerly held the cancelled Options. As the Options were cancelled without the concurrent grant of a replacement award, the cancellation was treated as a settlement for no consideration, and all remaining unrecognized share-based payment expense associated with the cancelled Options was accelerated for an amount of $914 during the first quarter of 2023.

Details of the outstanding stock options are as follows:

	Year ended December 31,
	2024		2023
	Number of Options	Weighted Average Exercise Price ($CAD)	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1,	20,939,387	2.41	21,804,233	3.47
Granted	9,010,000	2.96	13,156,250	2.58
Exercised	(2,644,873)	1.50	(3,047,346)	0.85
Cancelled	—	—	(10,633,750)	5.15
Forfeited	(142,500)	2.97	—	—
Expired	(296,250)	5.90	(340,000)	5.47
Outstanding, December 31,	26,865,764	2.64	20,939,387	2.41
Exercisable, December 31,	9,515,764	1.58	11,112,519	2.01

The weighted average contractual life of the outstanding Options as of December 31, 2024 was 3.7 years (December 31, 2023: 4.1 years).

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BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 28:	SHARE-BASED PAYMENTS (Continued)

Options (Continued)

The inputs used to value the stock option grants using the Black-Scholes model are as follows:

Grant date	May 22, 2024	August 23, 2024	September 5, 2024	September 30, 2024	December 18, 2024
Dividend yield (%)	—	—	—	—	—
Expected share price volatility (%)	83%	82%	82%	82%	81%
Risk-free interest rate (%)	4.64%	3.73%	3.61%	3.58%	4.35%
Expected life of stock options (years)	3	3	3	3	3
Share price (CAD)	2.55	3.07	2.62	3.03	2.60
Exercise price (CAD)	2.55	3.07	2.62	3.03	2.60
Fair value of options (USD)	0.97	1.16	1.00	1.15	0.92
Vesting period (years)	1.5	1.5	1.5	1.5	1.5
Number of options granted	330,000	400,000	480,000	7,200,000	600,000

RSU

Details of the RSUs are as follows:

	Year ended December 31,
	2024		2023
	Number of RSUs	Weighted Average Grant Price ($CAD)	Number of RSUs	Weighted Average Grant Price ($CAD)
Outstanding, January 1,	624,998	4.05	400,000	3.73
Granted	706,000	3.27	475,000	3.83
Settled	(416,666)	3.64	(250,002)	3.13
Forfeited	(16,666)	5.01	—	—
Outstanding, December 31,	897,666	3.61	624,998	4.05

During the year ended December 31, 2024, the Board approved the grant of 706,000 RSUs to certain members of executive management, which can be settled in common shares and vest between 33% and 50% after approximately one month from the grant date and an additional 25% to 33% approximately every 6 months. The fair value of the RSUs is based on the Company’s share price at the date of grant.

During the year ended December 31, 2023, the Board approved the grant of 475,000 RSUs to certain members of senior Management and to the Directors which vest 25% at the time of grant and an additional 25% every 6 months.

The weighted average value of the RSUs on the grant date was $2.41 per RSU (year ended December 31, 2023: $2.89 per unit).

72	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 29:	ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS

Cost of revenues

		Year ended December 31,
	Notes	2024	2023
Energy and infrastructure	a	(97,209)	(78,942)
Sales tax recovery - energy and infrastructure	b	17,017	—
Depreciation and amortization	31	(149,727)	(84,785)
Sales tax recovery - depreciation and amortization	b, 31	8,760	—
Electrical components and salaries	a	(4,081)	(4,141)
		(225,240)	(167,868)

General and administrative expenses

		Year ended December 31,
	Notes	2024	2023
Salaries		(23,024)	(13,190)
Share-based payments		(13,949)	(10,915)
Professional services		(24,299)	(7,608)
Sales tax recovery - professional services	b	1,389	—
Insurance, duties and other		(9,339)	(5,668)
Travel, motor vehicle and meals		(1,711)	(1,018)
Hosting and telecommunications		(339)	(402)
Advertising and promotion		(721)	(491)
Sales tax recovery - other general and administrative expenses	b	753	—
		(71,240)	(39,292)

73	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 29:	ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Continued)

Net financial income (expenses)

		Year ended December 31,
	Notes	2024	2023
Gain (loss) revaluation of warrants		19,603	(42,974)
Gain on derivative assets and liabilities		17,819	48
Gain on disposition of marketable securities	c	2,313	12,245
Gain on extinguishment of long-term debt and lease liabilities	18	—	12,835
Interest income		6,037	1,420
Interest on long-term debt and lease liabilities		(1,738)	(4,079)
Loss on foreign exchange		(1,481)	(7,842)
Warrant issuance costs		—	(2,000)
Provision expense on VAT receivable	d	—	(5,903)
Loss on initial recognition of refundable deposits	23	(2,504)	—
Other financial expenses		(839)	(944)
		39,210	(37,194)

a.	Electrical component inventory

During the year ended December 31, 2024, the cost of electrical component inventory recognized as an expense and included in cost of revenues was $3,392 (year ended December 31, 2023: $3,320).

b.	Canadian sales tax recovery

In April 2024, the Company received confirmation from the provincial tax authorities that Canadian sales taxes paid by the Company from February 5, 2022 onwards are refundable. Between February 5, 2022, the date on which the new crypto currency sales tax legislation came into effect, and April 2024, the Company filed monthly sales tax refund claims totaling approximately $24,400 (CAD$33,000) that were not paid to the Company, pending the finalization of the aforementioned legislation. The refund of sales taxes relates to sales taxes charged on various expenditures including, but not limited to, electricity costs, cost of property, plant and equipment, professional services, etc.

During the year ended December 31, 2024, sales tax recoveries of $22,200 for previous years (i.e., 2022 and 2023) and $2,200 for the period of January to April 2024 were recognized and presented as direct adjustments in their respective expense and asset categories. During the year ended December 31, 2024, the full $24,400 sales tax claims were refunded by the Canadian tax authorities.

In addition to previously not receiving its Canadian sales tax refund claims, the Company was self-assessing sales taxes payable when appropriate. During the year ended December 31, 2024, the Company reversed $9,560 of government remittances previously included in PPE and accrued in trade accounts payable and accrued liabilities, as disclosed in Note 16. Of this amount, $5,360 was recorded as a decrease to cost of revenues, $520 was recorded as a decrease to general and administrative expense and $3,680 was recorded as a decrease to PPE.

74	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 29:	ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Continued)

Net financial income (expenses) (Continued)

c.	Gain on disposition of marketable securities

During the year ended December 31, 2024 and 2023, the Company funded its expansion in Argentina through the acquisition of marketable securities and the in-kind contribution of those securities to the Company’s subsidiary in Argentina. The subsequent disposition of those marketable securities in exchange for ARS gave rise to a gain as the amount received in ARS exceeded the amount of ARS the Company would have received from a direct foreign currency exchange.

d.	Provision expense on VAT receivable

Due to the political and economic uncertainties in Argentina, the Company is uncertain when, or if at all, the Argentine VAT receivable will be settled. As a result, the Company recorded a provision to reduce the Argentine VAT receivable to nil starting in the fourth quarter of 2023. During the year ended December 31, 2024, the provision expense is classified within the respective expense and asset categories.

75	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 30:	GEOGRAPHICAL INFORMATION

Reportable segment

The reporting segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and to assess performance. Accordingly, for Management purposes, the Company is organized into one operating segment which meets the definition of a reportable segment, cryptocurrency Mining, which is the operation of data centers that support the validation and verification of transactions on the BTC blockchain, earning cryptocurrency for providing these services, as described in Note 1.

Revenues

Revenues* by country are as follows:

	Year ended December 31,
	2024	2023
North America
Canada	116,846	104,434
United States	16,428	15,966
	133,274	120,400
South America
Paraguay	25,960	6,916
Argentina	33,647	19,050
	59,607	25,966
	192,881	146,366

*Revenues are presented based on the geographical contribution of computational power used for hashing calculations (measured by hashrate) or sales to external customers. During the years ended December 31, 2024 and 2023, the Company earned 97% and 97% of its revenues, respectively, from one Mining pool operator. The Company has the ability to switch Mining Pools or to mine independently at any time.

Property, Plant and Equipment and other non-current assets

The net book value of property, plant and equipment and other non-current assets (excluding financial assets and deferred tax assets) by country is as follows:

	As of December 31,			As of December 31,
	2024			2023
	PPE	Other	Total non-current assets	PPE	Other	Total non-current assets
North America
Canada	117,615	54,291	171,906	101,454	48,974	150,428
United States	62,854	15,491	78,345	18,154	2,038	20,192
	180,469	69,782	250,251	119,608	51,012	170,620
South America
Paraguay	112,452	12,594	125,046	11,747	6,041	17,788
Argentina	55,604	1,050	56,654	54,657	5,399	60,056
	168,056	13,644	181,700	66,404	11,440	77,844
	348,525	83,426	431,951	186,012	62,452	248,464

76	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 31:	ADDITIONAL DETAILS TO THE STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2024	2023
Changes in working capital components:
Increase in trade receivables, net	(545)	(13)
Decrease in other current assets	2,342	1,104
Increase in electrical component inventory	(475)	(117)
Decrease in deposits	5,467	420
Decrease in trade payables and accrued liabilities	(15,827)	(315)
Increase (decrease) in taxes payable	(178)	156
	(9,216)	1,235

Significant non-cash transactions:
Issuance of common shares in connection with acquisitions of assets and ROU assets	3,000	1,354
Addition of ROU assets and related lease liabilities	9,928	1,553
Purchase of PPE financed by short-term credit	8,113	1,365
Equipment prepayments realized as additions to PPE	32,433	7,372
Computational power revenue and its related service expense	1,023	—

Depreciation and Amortization
Property, plant and equipment	137,270	81,455
ROU assets	3,124	3,197
Intangible assets	573	133
	140,967	84,785

NOTE 32:	SUBSEQUENT EVENTS

Acquisition of Stronghold

On August 21, 2024, the Company and Stronghold entered into a definitive merger agreement (the “Merger Agreement”) under which Bitfarms will acquire Stronghold in a stock-for-stock merger transaction (the “Transaction”). The Transaction was valued at approximately $125,000 equity value plus the repayment of debt valued at approximately $50,000 at the time of the agreement.

77	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 32:	SUBSEQUENT EVENTS (Continued)

Transaction Details

The Transaction was unanimously approved by the Boards of both companies, approved by the majority of Stronghold shareholders, and received the applicable regulatory approvals, certain third party consents and other customary closing conditions. On March 14, 2025, the transaction closed.

Under the terms of the Merger Agreement, Stronghold shareholders received 2.52 shares of Bitfarms for each share of Stronghold they own. The Company issued 59,866,852 common shares and 12,893,650 warrants in connection with the consummation of the Merger. In addition, approximately $44,500 was paid at closing to retire outstanding Stronghold loans.

The Company is currently in the process of determining the fair value of identifiable assets acquired and liabilities assumed.

Sale of Yguazu Mining Site

On January 24, 2025, the Company announced that it had entered into a binding Letter of Intent to sell its 200 MW site in Yguazu, Paraguay to HIVE Digital Technologies, Ltd (“HIVE”).

On March 14, 2025, the transaction closed with HIVE purchasing from Bitfarms its 100% ownership stake of its Yguazu, Paraguay Bitcoin data center and the Company’s loan receivable from Backbone Yguazu for $63,038, with Bitfarms receiving:

●	$20,000 of advance payment made in January 2025 upon signing the letter of intent;
●	$12,038 upon closing of this transaction; and
●	$31,000 over 6 months following closing.

2024 ATM Program

During the period from January 1, 2025 to March 26, 2025, the Company issued 14,444,643 common shares through the 2024 ATM Program in exchange for gross proceeds of $24,386 at an average share price of approximately $1.69. The Company received net proceeds of $23,608 after paying commissions of $778 to the sales agent. Refer to Note 22 for further details of the Company’s 2024 ATM program.

Redemption options of BTC

On January 30, 2025, the Company exercised its option to redeem the first installment of the BTC Pledged in relation to the purchase of Miners under the Supplementary Agreements. The Company redeemed 87 BTC for $8,308. See Note 8 for more details.

78	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - audited)

NOTE 32:	SUBSEQUENT EVENTS (Continued)

Bitmain T21 and S21+ Miners Swap

On March 12, 2025, in connection with the Purchase Order, an exchange agreement was made signed to return 4,160 Bitmain T21 Miners. In consideration for the returned products Bitmain will refund the Company with a $9,484 credit. Simultaneously, the Company placed another purchase order for 3,660 Bitmain S21+ Miners at a purchase price of $11,858. The Company has the option to pay the net amount of $2,374 in cash or in BTC. The payment terms, the BTC installments and the BTC Redemption Option are similar to the ones included in the Supplementary Agreements as described in Note 9. On March 13, 2025, the Company paid the net $2,374 in BTC which can be redeemed on a quarterly basis.

79	Page